    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1996

                                                 REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           MERIDIAN DIAGNOSTICS, INC.
             (Exact name of Registrant as specified in its charter)

                OHIO                                          31-0888197
   (State or other jurisdiction of                           (IRS Employer
   incorporation or organization)                       Identification Number)

                             3471 RIVER HILLS DRIVE

                             CINCINNATI, OHIO 45244
                                 (513) 271-3700
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ROBERT E. COLETTI, ESQ.
                          KEATING, MUETHING & KLEKAMP
                              1800 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-6468
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                WITH COPIES TO:

                            TIMOTHY E. HOBERG, ESQ.
                          TAFT, STETTINIUS & HOLLISTER
                                STAR BANK CENTER
                               425 WALNUT STREET
                             CINCINNATI, OHIO 45202
                                 (513) 381-2838

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
==========================================================================================================
                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF          AMOUNT TO       OFFERING PRICE      AGGREGATE         AMOUNT OF
   SECURITIES TO BE REGISTERED      BE REGISTERED        PER UNIT       OFFERING PRICE   REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------
  % Convertible Subordinated
  Debentures due 2006.............   $14,375,000(1)      100%(2)      $14,375,000(1)(2)       $4,957
- ----------------------------------------------------------------------------------------------------------
Common Stock, no par value........        (3)              (4)               (4)               (4)
==========================================================================================================

(1) Includes $1,875,000 principal amount of Debentures issuable upon exercise of the Underwriters' over-allotment option.

(2) Plus accrued interest, if any.

(3) Such indeterminate number of shares as may be issued upon conversion of the Debentures.

(4) No additional consideration will be received for the Common Stock and therefore no registration fee is required pursuant to Rule 457(i).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 29, 1996

                                  $12,500,000

                           Meridian Diagnostics, Inc.

                  % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006

     The Debentures are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, no par value, of Meridian Diagnostics, Inc. (the "Company") at a conversion price of $ per share, subject to adjustment in certain events. On August 28, 1996, the last reported sale price of the Company's Common Stock, as reported on The Nasdaq National Market under the symbol "KITS," was $13 11/16 per share. See "Price Range of Common Stock."

     Interest on the Debentures is payable semi-annually on March 1 and September 1, commencing March 1, 1997, and the Debentures will mature on September 1, 2006, unless previously redeemed. The Debentures are redeemable at the option of the Company, at any time in whole or in part, at the redemption prices set forth herein, plus accrued interest; provided, however, that prior to September 1, 1999, the Debentures may not be redeemed unless the closing sales price of the Common Stock equals or exceeds 140% of the then current conversion price for at least 20 trading days within 30 consecutive trading days ending not more than five trading days prior to the date of the notice of redemption. In the event of a Repurchase Event (as defined), each holder of Debentures may require the Company to repurchase the Debentures, in whole or in part, for cash, at 101% of the principal amount thereof, plus accrued interest. The Debentures will be unsecured general obligations of the Company subordinated to all existing future Senior Indebtedness (as defined). See "Description of Debentures."
                           -------------------------

     SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           -------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                                                 UNDERWRITING
                                                  PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                 PUBLIC(1)      COMMISSIONS(2)   COMPANY(1)(3)
- ------------------------------------------------------------------------------------------------
Per Debenture................................        %                %                %
- ------------------------------------------------------------------------------------------------
Total(4).....................................        $                $                $
================================================================================================

(1) Plus accrued interest, if any, from date of issuance.

(2) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(3) Before deducting expenses of the offering payable by the Company estimated at $300,000.

(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $1,875,000 in principal amount of the Debentures on the same terms and conditions to cover over-allotments, if any. If all such additional principal amount of the Debentures is purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be $14,375,000, $         and $         , respectively. See
    "Underwriting".
                           -------------------------

     The Debentures are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the
Debentures will be made against payment thereof on or about           , 1996.
                           -------------------------

                                  Roney & Co.

                                            , 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois, and at 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can also be obtained, at prescribed rates, by mail from the Public Reference Section of the Commission at its Washington, D.C. address set forth above. In addition, material filed by the Company can be obtained and inspected at the offices of the Nasdaq Stock Market, Inc., 9513 Key West Avenue, Rockville, Maryland 20850, on which the Common Stock is quoted. The Company is an electronic filer, and the Commission maintains a Web site (located at http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically.

     This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company. Any statements contained in this Prospectus as to the terms of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO THE COMPANY WHICH ARE NOT DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, ON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED. Written or telephone requests should be directed to Gerard Blain, 3471 River Hills Drive, Cincinnati, Ohio 45244, telephone (513) 271-3700. The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995;

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995, March 31, 1996 and June 30, 1996;

          (3) The Company's Current Report on Form 8-K dated June 24, 1996; and

          (4) The description of the Common Stock contained in the Registration Statement on Form 8-A filed on August 15, 1986 and amended August 20, 1986.

     All documents filed by Meridian Diagnostics, Inc. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     The Company owns the following trademarks: CALAS(R), FiltraCheck-UTI(R), ImmunoCard(TM), Merifluor(R), Meritec(TM), MeriStar(R), Macro-Con(R), MONOLERT(R), MONOSPOT(R), ECOFIX(R), HYDROFLUOR(R), Cytoclone(R), Rotaclone(R), Adenoclone(R) and Para-Pak(R).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Financial Statements and Notes thereto, appearing elsewhere in or incorporated by reference into this Prospectus. Unless otherwise indicated, information in this Prospectus relating to share data reflects 3-for-2 stock splits effective March 27, 1992 and October 2, 1995, 3% stock dividends effective December 23, 1993 and December 8, 1994 and a 5% stock dividend effective December 14, 1992 and assumes that the Underwriters' over-allotment option is not exercised. The Company's fiscal year ends on September 30. See "Glossary of Selected Terms" for definitions of certain terms used herein.

                                  THE COMPANY

     Meridian Diagnostics, Inc. develops, manufactures and markets a diverse line of disposable diagnostic test kits and related diagnostic products used for the rapid diagnosis of infectious diseases. The Company's products aid in the diagnosis of such common medical conditions as gastrointestinal infections, mononucleosis, urinary tract infections and respiratory infections. The Company's products provide accuracy, simplicity and speed, enabling healthcare providers to reduce costs while improving quality. All of the Company's products are used in procedures performed in vitro (outside the body) and require little or no special instrumentation or equipment.

     The global market for infectious disease tests continues to expand as new disease states are identified, new therapies become available and worldwide standards of living and access to healthcare improve. Technological advances permitting accurate diagnostic testing to occur outside the traditional hospital or laboratory setting have affected this market. These technological advances have contributed to the emergence of alternate site markets, such as physicians' offices, outpatient clinics, nursing homes and health maintenance organizations
(HMOs), as important diagnostic product segments. The increasing pressures to contain global healthcare costs have accelerated this shift to alternate site markets and also increased the use of diagnostic tests. With rapid and accurate diagnoses of infectious diseases, physicians can pinpoint therapies quickly, leading to faster recovery, shorter hospital stays and reduced expense. These technological advances should also contribute to the development of new markets, including veterinary laboratories, water treatment facilities and consumer self-testing in the over-the-counter market.

     The Company's product line consists of over 100 diagnostic products relating to five major disease states. The Company's diagnostic tests, which generally range from $1 per test to $13 per test, provide rapid results (often in minutes or hours), are easy to use and require less technical expertise than conventional tests. Conventional diagnostic testing requires highly skilled technicians to perform complicated test procedures that generally have turnaround times of 24 to 48 hours. For many specific diseases, the Company has the broadest product line or the only alternative to more expensive, time consuming conventional procedures.

     The Company's products are based on multiple core diagnostic technologies, each of which enables visualization and identification of antigen/antibody reactions for specific pathogens. As a result, the Company is able to develop and manufacture diagnostic tests in a variety of formats that satisfy customer needs and preferences. The Company targets niche diagnostic test markets, which are characterized by a large number of users. Historically, the larger diagnostic companies have not concentrated on this segment of the market.

     The Company's marketing group utilizes industry contacts and key customer focus sessions to identify new product opportunities. Through the use of cross-functional teams that include marketing, research and development and manufacturing personnel, the marketing group guides the development process to meet customers' needs with products that are easier to use, require less technical expertise and yield faster results. The Company believes it is well positioned to develop partnerships with key customers because it is an integrated manufacturer, has a broad product line, offers tests in multiple formats and is willing to invest resources in building relationships and facilitating open communications with those customers. To illustrate, in January 1996, the Company signed a three-year exclusive agreement, with the Columbia/HCA Healthcare Corporation, a hospital alliance of approximately 350 hospitals, for all parasitology transport products and specific infectious disease diagnostic products. In April 1996, the Company signed a three-year, primary source agreement with Laboratory Corporation of America, consisting of over 35 laboratories, for the supply of certain products for parasitology, virology and other infectious diseases.

     The Company's research and development activities focus on developing diagnostic solutions. Over the past five years, the Company has developed internally 19 new products. The Company believes that its ability to bind various chemicals to various solid phases, including plastics, membranes, latex beads and immunofluorescent dyes to develop testing formats, gives it a competitive advantage. The Company estimates that, from the conceptualization of a product, it takes approximately 18 to 24 months to begin to generate revenues.

     The Company markets its products through a direct sales force, in the U.S. and Italy, supplemented by a network of U.S. and international distributors. Over the last three years, the Company's international sales have nearly tripled from $2.1 million in fiscal 1992 to $5.8 million in fiscal 1995 and represented 27% of net sales for the nine months ended June 30, 1996.

     The Company has developed and implemented a strategy for growth consisting of the following six principal elements:
        - Developing New Product Applications from Core Technologies and Formats
        - Acquiring and Licensing Products and Technology
        - Increasing International Sales
        - Developing Partnerships with Consolidated Healthcare Organizations
        - Entering New Markets
        - Accessing Alternate Site Markets for Diagnostic Testing

     Since 1990, the Company has realized substantial growth in net sales and primary net earnings per share. Net sales increased to $25.1 million in fiscal 1995 from $8.5 million in fiscal 1990, a compound annual growth rate of approximately 24%. Over the same period, primary earnings per share increased at a compound annual growth rate of approximately 37%.

     On June 24, 1996, the Company acquired the enteric product line of Cambridge Biotech Corporation. The diagnostic products identify Adenovirus, Rotavirus, C. difficile and Lyme disease. The current sales volume of the acquired products is approximately $4 million annually.

     The Company is an Ohio corporation, its principal executive offices are located at 3471 River Hills Drive, Cincinnati, Ohio 45244, and its telephone number is (513) 271-3700.

                                  THE OFFERING

Securities Offered.........  $12,500,000 ($14,375,000 if the Underwriters'
                             over-allotment option is exercised in full)
                             principal amount of   % Convertible Subordinated
                             Debentures due September 1, 2006 (the
                             "Debentures").

Payment of Interest........  Semi-annually on each March 1 and September 1, commencing March 1, 1997, with interest accruing from the date of issuance.

Conversion Rights..........  The Debentures are convertible into shares of the
                             Company's Common Stock, no par value (the "Common Stock") at any time prior to maturity, unless previously redeemed or repurchased, at a conversion
                             price of $     per share, subject to adjustment in
                             certain events as described herein. Accordingly, each $1,000 principal amount of Debentures is
                             convertible into           shares of Common Stock,
                             subject to adjustment, for an aggregate of
                                       shares, representing approximately   % of
                             the Common Stock on a fully diluted basis. See "Capitalization."

Optional Redemption........  Redeemable at the Company's option, at any time in whole or in part, at the redemption prices set forth herein, plus accrued interest; provided, however, that prior to September 1, 1999, the Debentures may not be redeemed unless the closing sale price of the Common Stock equals or exceeds 140% of the then current conversion price for at least 20 trading days within 30 consecutive trading days ending not more than five trading days prior to the date of notice of redemption.

Repurchase at Option of
  Holders Upon Certain
  Events...................  Upon a Repurchase Event (as defined), the Company is required to repurchase, at the option of holders, any Debentures delivered to it for redemption at 101% of the principal amount thereof, plus accrued interest. A Repurchase Event is generally defined to include: (i) certain acquisitions of Company voting stock such that a person (other than a present holder of 5% or more of Company capital stock) owns more than 50% of the outstanding Company voting stock; (ii) a change in the composition of the Board of Directors such that there is a shift of a majority of the members thereof; (iii) certain consolidations, mergers or sales of assets of the Company the effect of which is that a person (other than a present holder of 5% or more of Company capital stock) owns more than 50% of the outstanding Company capital stock; (iv) the acquisition by the Company of more than 30% of its outstanding shares of capital stock in any 12-month period; and (v) certain Company acquisitions and distributions in respect of its capital stock in excess of 30% of the value of such stock. See "Description of Debentures -- Repurchase Event."

Subordination..............  The Debentures will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. There is no limitation on the amount of Senior Indebtedness that may be incurred by the Company.

Use of Proceeds............  Possible acquisitions and licensing of products or technologies and general corporate purposes.

Common Stock Outstanding...  14,277,509 shares.(1)

Common Stock Traded........  Nasdaq National Market System (KITS)
- ---------------

(1) Does not include 780,952 shares of Common Stock issuable upon the exercise of outstanding stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

                                                                                   NINE MONTHS ENDED
                                            YEARS ENDED SEPTEMBER 30,                  JUNE 30,
                                 -----------------------------------------------   -----------------
                                  1991      1992      1993      1994      1995      1995      1996
                                 -------   -------   -------   -------   -------   -------   -------
STATEMENT OF EARNINGS DATA
  Net sales..................... $11,085   $14,003   $16,171   $21,877   $25,110   $18,357   $20,336
  Gross profit..................   7,112     9,421    11,073    14,359    17,101    12,277    14,139
  Operating income..............   1,356     2,616     3,525     4,814     6,576     4,520     5,590
  Earnings before income
     taxes......................   1,518     2,605     3,101     3,983     5,960     4,037     5,862
  Net earnings..................     959     1,653     1,889     2,441     3,524     2,361     3,483
  Primary earnings per common
     share......................    0.08      0.13      0.15      0.20      0.29      0.19      0.25
  Dividends paid per common
     share
     Regular....................    0.02      0.04      0.06      0.08      0.10      0.08      0.10
     Special....................    0.02(1)   0.01(1)     --(1)     --(1)     --        --      0.03
  Primary weighted average
     number of common shares
     outstanding................  12,129    12,222    12,264    12,277    12,355    12,313    14,137(2)
  Fully diluted earnings per
     common share...............      --        --        --        --   $  0.28        --   $  0.24
  Fully diluted weighted average
     number of common shares....      --        --        --        --    14,542        --    14,794
  Ratio of earnings to fixed
     charges(3).................    43.3x     25.8x     16.9x      4.6x      6.2x      5.7x     19.9x

                                                                            JUNE 30, 1996
                                                                       ------------------------
                                                                       ACTUAL    AS ADJUSTED(4)
                                                                       -------   --------------
BALANCE SHEET DATA
  Cash and short-term investments....................................  $ 7,972      $ 19,516
  Working capital....................................................    9,574        21,118
  Total assets.......................................................   41,602        54,102
  Long-term debt, including current maturities.......................    2,812        15,312
  Shareholders' equity...............................................   28,202        28,202

- ---------------

(1) The Company paid a special 5% stock dividend in fiscal 1992 and special 3% stock dividends in fiscal 1993 and fiscal 1994. See "Dividend Policy."

(2) Reflects conversion of the Company's 7 1/4% Convertible Subordinated Debentures into shares of Common Stock.

(3) The ratio of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of earnings before income taxes and "fixed charges," and "fixed charges" consist of interest on indebtedness and the portion of rental expense which is deemed to be representative of the interest component.

(4) Adjusted to give effect to the sale of the Debentures and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below, as well as other information included elsewhere herein or incorporated herein by reference, prior to purchasing the Debentures offered hereby.

IMPACT OF ACQUISITIONS

     Although additional acquisitions may enhance the opportunity to increase net earnings over time, such acquisitions could result in greater administrative burdens, increased exposure to the uncertainties inherent in marketing new products, financial risks of additional operating costs and additional interest costs. The principal benefits expected to result from any acquisitions made by the Company will not be achieved fully unless the operations of the acquired entities are successfully integrated with those of the Company. There can be no assurance that the Company will be able to conclude any acquisition in the future on terms favorable to it.

     In June 1996, the Company acquired the enteric product line of Cambridge Biotech Corporation. The Company's results of operations could be adversely affected if the integration of this product line is not successfully completed. See "Business -- Acquisition Overview." In addition, gross profit as a percentage of net sales for the fiscal quarter and fiscal year ending September 30, 1996 and for fiscal 1997 is expected to decline modestly as a result of the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEW PRODUCT DEVELOPMENT AND ACQUISITIONS

     The diagnostic test industry is characterized by ongoing technological developments and changing customer requirements. As a result, the Company's success and continued growth depend, in part, on its ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by the Company's competition. There can be no assurance that the Company will be successful in developing or acquiring such rights to products on a timely basis or that such products will adequately address the changing needs of the marketplace. See "Business -- Strategy," "-- Products," "-- Marketing and Sales" and "-- Research and Development."

INTERNATIONAL OPERATIONS

     Approximately 23% of the Company's net sales for fiscal 1995 and approximately 27% through the nine months ended June 30, 1996 were attributable to international sales, primarily in Western Europe. Although the majority of the Company's international sales have been made in U.S. dollars, the Company is subject to the risks associated with fluctuations in currency exchange rates. The Company is also subject to other risks associated with international operations, including tariff regulations, requirements for export licenses and medical licensing and approval requirements. See "Business -- Strategy."

CHANGING MARKET CONDITIONS

     The healthcare industry is in transition with a number of changes that affect the market for diagnostic test products. Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. There can be no assurance that the Company will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers. See "Business -- Market Trends."

COMPETITION

     The market for the Company's products is characterized by substantial competition and rapid change. Hundreds of companies in the United States supply immunodiagnostic tests. These companies range from multinational healthcare entities, for which immunodiagnostics is one line of business, to small start-up companies. Many of the Company's competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. See "Business -- Competition."

DEPENDENCE ON KEY DISTRIBUTORS

     The Company's sales to two of its distributors were approximately $8.6 million, or approximately 34% of total sales, in fiscal 1995. These distributors resell the Company's products and other laboratory products to end-user customers. The loss of either of these distributors could have a material adverse effect on the Company's sales and results of operations. See
"Business -- Marketing and Sales" and "-- Customers."

ABSENCE OF FINANCIAL COVENANTS

     The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to maintain compliance with the terms of the Indenture.

SUBORDINATION

     The Debentures will be subordinated to all current and future Senior Indebtedness (as defined) of the Company. There are no restrictions in the Indenture on the incurrence of additional Senior Indebtedness. By reason of such subordination, in the event of any insolvency, receivership, liquidation or other reorganization of the Company, holders of Senior Indebtedness must be paid in full before the holders of the Debentures may be paid. Accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Debentures.

GOVERNMENT REGULATION

     The Company's products generally require governmental clearance before marketing in the U.S. and in certain foreign countries. The Company may be required to submit test data from clinical trials to establish "substantial equivalence" of its products with previously approved products. If so required, the Company may commence marketing in the U.S. only when the regulatory agency issues a written order finding such "substantial equivalence," which may take longer than the 90-to 120-day period estimated for such review. Any product for which "substantial equivalence" cannot be established must proceed through the more lengthy pre-market approval procedures. There is no assurance that the Company will be able to obtain the necessary clearances or timely clearances to market future products. See "Business -- Government Regulation."

     Third party payors (including state and federal governments) are increasingly concerned about escalating health care costs and can indirectly affect the pricing or the relative attractiveness of the Company's products by regulating the maximum amount of reimbursement they will provide for diagnostic testing services. If reimbursement amounts for diagnostic testing services are decreased in the future, such decreases may reduce the amount that will be reimbursed to hospitals or physicians for such services and consequently could reduce the price the Company can charge for its products.

     In recent years, the federal government has been examining the nation's health care system from numerous standpoints, including the cost of and access to health care and health insurance. Proposals impacting the health care system are constantly under consideration and could be adopted at any time. It is unclear what effect the enactment of such proposals would have on the Company.

COMMON STOCK OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

     The Company's officers, directors, principal shareholders and their affiliates beneficially own approximately 38% of the Company's outstanding Common Stock, all of which shares are eligible for sale under Securities and Exchange Commission Rule 144 under the Securities Act of 1933. As a result, these shareholders, if they were to act in concert, would have the ability to influence significantly most matters requiring approval by shareholders of the Company, including the election of a majority of the directors. In addition, the Board of Directors has the authority to issue up to 1,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any future vote or action by the shareholders. The voting power of these principal shareholders, officers and directors or the issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. Ohio corporation law contains provisions that may discourage takeover bids for the Company that have not been negotiated with the Board of Directors. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Common Stock. In addition, sales of substantial amounts of such shares in the public market could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Description of Capital Stock."

NO ASSURANCE OF A PUBLIC MARKET

     No assurance can be given that an active market for the Debentures will develop or, if developed, will continue. If no active market develops, it may be difficult for purchasers to resell their Debentures. The representative for the Underwriters has advised the Company that it intends to make a market for the Debentures although it is under no obligation to continue to do so and were such market making to be discontinued, investors would encounter difficulty effecting purchase or sale transactions in the absence of alternative market makers. See "Underwriting."

                                 CAPITALIZATION

     The table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to give effect to the issuance and sale of the Debentures offered hereby and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds." The table should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference.

                                                                              JUNE 30, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
Long-term debt, including current maturities(1)........................  $ 2,812       $15,312
                                                                         -------       -------
Shareholders' equity:
  Preferred stock, without par value; 1,000,000 shares authorized, none
     issued............................................................       --            --
  Common stock, without par value; 50,000,000 shares authorized,
     14,276,638 shares outstanding(2)..................................    2,385         2,385
  Additional paid-in capital...........................................   20,498        20,498
  Retained earnings....................................................    5,501         5,501
  Foreign currency translation adjustment..............................     (182)         (182)
                                                                         -------       -------
     Total shareholders' equity........................................   28,202        28,202
                                                                         -------       -------
          Total capitalization.........................................  $31,014       $43,514
                                                                         =======       =======

- ---------------

(1) The Company has an unused $10,000,000 line of credit with a commercial bank.

(2) As of June 30, 1996, options to acquire 782,735 shares of Common Stock were outstanding.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debentures offered hereby are estimated to be $11,543,750 ($13,320,313 if the Underwriter's over-allotment option granted by the Company is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses.

     Historically, the Company has aggressively pursued the acquisition and licensing of products and technologies. In recent years, the Company has acquired the infectious disease and mononucleosis diagnostic product lines from Johnson & Johnson, for $3.45 million and $3.38 million, respectively, and in June 1996, the enteric product line of Cambridge Biotech Corporation for $6.6 million (including inventories and transaction expenses). See
"Business -- Acquisition Overview." The Company has also made smaller product acquisitions and entered into a number of licensing arrangements. The Company intends to use the net proceeds from the sale of the Debentures to continue to seek acquisitions of products and product lines and the licensing of new products, some of which transactions could be larger than those previously consummated. The Company currently has no understandings, commitments or agreements with respect to any such acquisitions or licensing arrangements, and there can be no assurance as to the timing of any such acquisitions or licensing arrangements or that any such acquisitions or licensing arrangements will be made. In addition, net proceeds may be used for general corporate purposes. Pending their use, the proceeds will be placed in short-term, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States of America.

                                DIVIDEND POLICY

     The Company follows a cash dividend policy consisting of regular quarterly and special year-end dividends. The Board has set a targeted payout ratio of 45% to 55% of annual net earnings. Approximately 30% to 35% of forecasted annual net earnings is intended to be paid in regular quarterly dividends with any balance being paid as a year-end special dividend. All or a portion of the year-end dividend may be paid in stock. The declaration and amount of dividends are determined by the Board of Directors in its discretion based upon its evaluation of earnings, cash flow requirements and future business developments. There is no assurance that dividends will continue.

     On January 25, 1996, the Company increased its quarterly dividend rate to $0.035 per share. The third of such dividends was paid on August 13, 1996.

     The Company paid a $0.02 per share cash dividend in the first quarter of fiscal 1995 and paid $0.0267 per share cash dividends for each other quarter of fiscal 1995. In addition, the Company declared and paid a three-for-two stock split payable on October 2, 1995. On December 1, 1995, the Company paid a special fiscal 1995 year-end dividend of $0.025 per share.

     The Company paid a $0.016 per share cash dividend in the first quarter of fiscal 1994 and $0.02 per share cash dividends for each other quarter of fiscal 1994. In addition, the Company declared and paid a special fiscal 1994 year-end dividend in the form of a 3% stock dividend effective December 1, 1993.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "KITS." The following table sets forth, for the fiscal periods indicated, the high and low closing sales prices for the Common Stock as reported on the Nasdaq National Market:

                                                                                HIGH       LOW
                                                                                ----       ----
FISCAL YEAR ENDED SEPTEMBER 30, 1994
  First Quarter...............................................................  $ 6 1/2   $ 5 1/4
  Second Quarter..............................................................    7 1/8     5 1/2
  Third Quarter...............................................................    6 1/8     5
  Fourth Quarter..............................................................    5 1/2     4 3/8

FISCAL YEAR ENDED SEPTEMBER 30, 1995
  First Quarter...............................................................    5         4 3/8
  Second Quarter..............................................................    6 1/2     4 5/8
  Third Quarter...............................................................    7 3/8     5 7/8
  Fourth Quarter..............................................................    9 1/2     6

FISCAL YEAR ENDED SEPTEMBER 30, 1996
  First Quarter...............................................................   12 1/4     7 3/4
  Second Quarter..............................................................   11 3/8     9 1/8
  Third Quarter...............................................................   15 5/16    9 1/8
  Fourth Quarter (through August 28)..........................................   15        10 3/4

     On August 28, 1996, the last reported sales price for the Common Stock on the Nasdaq National Market was $13 11/16 per share. As of June 30, 1996, there were approximately 850 holders of record of the Common Stock, which the Company believes represents a total of approximately 6,000 beneficial shareholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth the Company's selected historical consolidated financial data for the fiscal years 1991 through 1995 and for the nine months ended June 30, 1995 and 1996. The selected consolidated financial data for the five fiscal years in the period ended September 30, 1995 are derived from the financial statements of the Company which have been audited by Arthur Andersen LLP. The selected financial data for the nine months ended June 30, 1995 and 1996 are derived from the Company's unaudited quarterly financial statements. In the opinion of management, the nine month financial data reflect all adjustments necessary for a fair presentation of such data. The results for the first nine months of fiscal 1996 are not necessarily indicative of the results to be expected for the full year. The information below should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                              NINE MONTHS ENDED
                                                       YEARS ENDED SEPTEMBER 30,                  JUNE 30,
                                            -----------------------------------------------   -----------------
                                             1991      1992      1993      1994      1995      1995      1996
                                            -------   -------   -------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF EARNINGS DATA
  Net sales...............................  $11,085   $14,003   $16,171   $21,877   $25,110   $18,357   $20,336
  Cost of sales...........................    3,973     4,582     5,098     7,518     8,009     6,079     6,196
                                            -------   -------   -------   -------   -------   -------   -------
         Gross profit.....................    7,112     9,421    11,073    14,359    17,101    12,277    14,139
                                            -------   -------   -------   -------   -------   -------   -------
  Research and development................    1,102     1,157     1,165     1,433     1,432     1,083     1,106
  Selling and marketing...................    2,564     3,166     3,716     4,747     5,229     3,824     4,379
  General and administration..............    2,090     2,482     2,667     3,365     3,864     2,850     3,065
                                            -------   -------   -------   -------   -------   -------   -------
         Total operating expenses.........    5,756     6,805     7,548     9,545    10,525     7,757     8,549
                                            -------   -------   -------   -------   -------   -------   -------
         Operating income.................    1,356     2,616     3,525     4,814     6,576     4,520     5,590
  Net interest (expense) income...........      135       (39)     (122)     (839)     (699)     (550)       32
  Other (expense) income..................       27        28      (302)        8        83        67       240
                                            -------   -------   -------   -------   -------   -------   -------
         Earnings before income taxes.....    1,518     2,605     3,101     3,983     5,960     4,037     5,862
  Income taxes............................      559       952     1,212     1,542     2,436     1,676     2,378
                                            -------   -------   -------   -------   -------   -------   -------
         Net earnings.....................  $   959   $ 1,653   $ 1,889   $ 2,441   $ 3,524   $ 2,361   $ 3,483
                                            =======   =======   =======   =======   =======   =======   =======
  Primary earnings per common share.......  $  0.08   $  0.13   $  0.15   $  0.20   $  0.29   $  0.19   $  0.25
  Dividends paid per common share
    Regular...............................     0.02      0.04      0.06      0.08      0.10      0.08      0.10
    Special...............................     0.02      0.01        --        --        --        --      0.03
  Primary weighted average
    number of common shares outstanding...   12,129    12,222    12,264    12,277    12,355    12,313    14,137(1)
  Fully diluted earnings per common
    share.................................       --        --        --        --   $  0.28   $    --   $  0.24
  Fully diluted weighted average number of
    common shares.........................       --        --        --        --    14,542        --    14,794
  Ratio of earnings to fixed charges(2)...     43.3x     25.8x     16.9x      4.6x      6.2x      5.7x     19.9x

                                                                                                JUNE 30, 1996
                                                             SEPTEMBER 30,                    -----------------
                                            -----------------------------------------------               AS
                                             1991      1992      1993      1994      1995     ACTUAL   ADJUSTED(3)
                                            -------   -------   -------   -------   -------   -------  ----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA
  Cash and short-term
    investments...........................  $ 1,590   $ 1,810   $ 9,476   $ 8,832   $ 8,919   $ 7,972   $19,516
  Working capital.........................    4,046     5,164    13,759    13,000    15,826     9,574    21,118
  Total assets............................   10,997    14,099    26,247    32,329    34,569    41,602    54,102
  Long-term debt, including current
    maturities............................       99     1,808    12,812    15,051    12,881     2,812    15,312
  Shareholders' equity....................    9,519    10,676    11,617    13,232    18,878    28,202    28,202

- ---------------

(1) Reflects conversion of the Company's 7 1/4% Convertible Subordinated Debentures into shares of Common Stock.

(2) The ratio of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of earnings before income taxes and "fixed charges," and "fixed charges" consist of interest on indebtedness and the portion of rental expense which is deemed to be representative of the interest component.

(3) Adjusted to give effect to the sale of the Debentures and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference.

GENERAL

     Since its founding in 1976, the Company has evolved into a fully integrated medical diagnostic company with a diverse product line, an established distribution network and a highly focused product development effort. Since 1991, the Company has realized substantial growth in net sales and net earnings, primarily as the result of developing, licensing, acquiring or entering into supply agreements for new products, improving these products, expanding international sales and realizing operating efficiencies.

     The Company utilizes its core technologies to develop and offer products that aid in the diagnosis of various disease states. The Company's current product line consists of nearly 100 medical diagnostic products which test for specific diseases within five major disease states. The product lines which have the largest impact on Company sales are used for the collection, transportation and concentration of parasites, and products used to diagnose C. difficile and certain viral and respiratory diseases. See "Business-Products."

     On October 10, 1995, the Company called for the redemption of the outstanding balance of its 7 1/4% Convertible Subordinated Debentures due in 2001. At that time, approximately $7,400,000 of the principal amount of the Debentures was outstanding. Of the originally issued $11,500,000 principal amount, $113,000 was redeemed for cash on November 30, 1995. The balance was converted into Common Stock at $5.97 per share.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated.

                                                                                 NINE MONTHS ENDED
                                                   YEARS ENDED SEPTEMBER 30,         JUNE 30,
                                                   -------------------------     -----------------
                                                   1993      1994      1995      1995        1996
                                                   -----     -----     -----     -----       -----
Net sales........................................  100.0%    100.0%    100.0%    100.0%      100.0%
Cost of sales....................................   31.5      34.4      31.9      33.1        30.5
                                                   -----     -----     -----     -----       -----
          Gross profit...........................   68.5      65.6      68.1      66.9        69.5
                                                   -----     -----     -----     -----       -----
Research and development.........................    7.2       6.5       5.7       5.9         5.4
Selling and marketing............................   23.0      21.7      20.8      20.8        21.5
General and administrative.......................   16.5      15.4      15.4      15.5        15.1
                                                   -----     -----     -----     -----       -----
          Total operating expenses...............   46.7      43.6      41.9      42.2        42.0
                                                   -----     -----     -----     -----       -----
          Operating income.......................   21.8      22.0      26.2      24.7        27.5
Net interest (expense) income....................   (0.8)     (3.8)     (2.8)     (3.0)        0.2
Other expense (income)...........................   (1.8)       --       0.3       0.3         1.1
                                                   -----     -----     -----     -----       -----
          Earnings before income taxes...........   19.2      18.2      23.7      22.0        28.8
Income taxes.....................................    7.5       7.0       9.7       9.1        11.7
                                                   -----     -----     -----     -----       -----
          Net earnings...........................   11.7%     11.2%     14.0%     12.9%       17.1%
                                                   =====     =====     =====     =====       =====

  Comparison of Nine Months ended June 30, 1996 and 1995

     Net sales increased $1,979,000, or 11%, to $20,336,000 for the nine months ended June 30, 1996. These increases stem primarily from strong unit volume growth in the Premier, Para-Pak and ImmunoCard lines. In the Premier and ImmunoCard formats, this growth continues to be attributable to those products used for identification of Toxin A, H pylori, EHEC, Mycoplasma and Rotavirus. In Para-Pak, the growth continues to be attributable to the core parasitology transport format, Para-Pak Ultra, introduced last fall and Para-Pak Plus. In addition, the Inova line of products, licensed for Italy last year, added over $343,000 of sales volume for the nine months results. The enteric products acquired from Cambridge Biotech Corporation on June 24, 1996 contributed $47,000.

     OEM sales, consisting of products sold to Johnson & Johnson, Carter-Wallace, Inc. and Becton, Dickinson and Company, were down for the nine months approximately $270,000 which is largely a result of timing of orders. Also, offsetting the above increases for the nine months period are sales of the mononucleosis line, down about 10%. This decline is attributable to the wind-down of production of the MONOSPOT product, previously supplied by Ortho Diagnostics Systems, Inc. and the transition to the Company-produced new mononucleosis latex products.

     Following is a summary of the increase in sales broken down by volume, price and currency:

                                                                 NINE MONTHS ENDED
                                                                   JUNE 30, 1996
                                                               ---------------------
                                                                $ CHANGE    % CHANGE
                                                               ----------   --------
          Volume.............................................  $1,704,000      9.3%
          Price..............................................      99,000      0.5
          Currency...........................................     176,000      1.0
                                                               ----------     ----
          Total..............................................  $1,979,000     10.8%
                                                               ==========     ====

     European sales increased from $3,829,000 to $4,811,000, or 26%, for the nine month period principally from volume growth in the Premier line and the new volume from the Inova line, ImmunoCard and Para-Pak formats.

     The increase in sales broken down by volume, price and currency for European sales are summarized below:

                                                                 NINE MONTHS ENDED
                                                                   JUNE 30, 1996
                                                                -------------------
                                                                $ CHANGE   % CHANGE
                                                                --------   --------
          Volume..............................................  $855,000    22.3%
          Price...............................................   (49,000)    (1.3)
          Currency............................................   176,000      4.6
                                                                --------     ----
          Total...............................................  $982,000     25.6%
                                                                ========     ====

     Gross profit as a percentage of net sales improved to 69.5% for the nine-month period, up over two and one half points for the nine months compared to the prior year. Product mix, driven by growth in excess of 17% for Premier and 27% for ImmunoCard coupled with a decrease in lower margin OEM sales were the primary factors accounting for the improvement. In addition, the 9% increase in volume and reduced scrap and depreciation expenses were also contributing factors to the improved margin.

     Gross profit as a percentage of net sales for the fiscal quarter and fiscal year ending September 30, 1996 and for the fiscal year ending September 30, 1997 is expected to decline modestly as a result of the acquisition of the enteric product line of Cambridge Biotech Corporation. See "Business -- Acquisition Overview." Under the purchase agreement, the Company will purchase approximately one year of inventory at a negotiated cost that is expected to be higher than the Company's cost of manufacturing once the purchased product line is fully integrated into its manufacturing facilities in Cincinnati. Also, certain additional acquisition costs will be amortized, further diluting the gross profit percentage.

     Total operating expenses increased $792,000 or 10% for the nine months ended June 30, 1996, compared to the prior year. Total operating expenses were 42.0% of net sales for the nine months, down 0.2 percentage points.

     Research and development expenses increased $22,000, or 2%, for the nine-month period. Increases in personnel costs associated with initial development work on the Premier EHEC in food and agricultural applications plus development of H. pylori antigen in stool were offset in part by lower clinical trial expense.

     Selling and marketing expenses increased 15% for the nine months. The increases are attributable to personnel costs in the U.S. associated with the addition of a third sales region and in Europe from added personnel in the sales support and product management functions. Other significant increases included expenses for an expanded international distributors' meeting in Cincinnati, depreciation expense associated with the new U.S. headquarters facility and the impact of exchange from the stronger Lira versus the dollar.

     General and administrative expenses increased approximately 8% for the nine month period. Personnel costs in the U.S. and in Europe, outside services associated with computer information systems, facility expenses related to the new administrative headquarters, the impact of exchange from the stronger Lira and higher international travel are the primary reasons for the increase. In addition to these increases, the one time state filing fee for the increase in the number of the Company's authorized shares of common stock accounted for the nine months increase.

     Operating income, as a result of the above, increased $1,070,000, or 24% compared to the sales increase of 11% for the nine month period last year. As a percent of sales, operating income improved almost three points for the nine months.

     Other income (net) increased $755,000 for the nine month period ended June 30, 1996. Interest income (net) improved $582,000 for the nine month period primarily from the reduction in interest expense as a result of the conversion of the convertible debentures as of November 30, 1995. Included in the nine month period was a gain of $150,000 from payment of a fully reserved note related to a March 1994 Agreement wherein the Company sold to VAI Diagnostics, Inc. tissue culture products acquired in January 1994 from an affiliate of Ortho Diagnostic Systems, Inc. Gains/losses in foreign exchange for the nine month period were not material. The cumulative foreign currency translation adjustment increased by $71,000 during the nine month period as a result of the Lira strengthening against the U.S. dollar.

     The Company's effective tax rate is down approximately 1% for the nine month period compared to the prior year.

     Net earnings increased $1,123,000, or 48% to $3,483,000 from $2,361,000 for the nine months ended June 30, 1996 compared to the prior year. The corresponding increase in primary earnings per share for the comparable periods was approximately 32%. The lower growth rates in earnings per share results from the increase in outstanding shares associated with the conversion of the convertible debentures. Through the first nine months of fiscal 1996, primary earnings per share are $0.25, or 86% of the full 1995 fiscal year earnings of $0.29. Fully diluted earnings per share, applicable only to the 1996 nine month period, include the impact of outstanding stock options.

  Comparison of Fiscal Years ended September 30, 1995 and 1994

     Net sales increased $3,233,000, or 15%, to $25,110,000 in fiscal 1995 from $21,877,000 in fiscal 1994. This increase was primarily from unit volume growth in the Premier, ImmunoCard, Merifluor and mononucleosis lines plus OEM sales of Epstein-Barr Virus. The major growth areas are in those tests used for identification of infectious diseases such as C. difficile, Toxin A, mononucleosis, Mycoplasma and Herpes simplex virus. Of the increase of $3,233,000, $1,112,000, or 34%, was attributable to the full year sales of the infectious disease product line acquired in January 1994 from an affiliate of Ortho Diagnostics Systems, Inc. (ODSI).

     The increase in sales of $3,233,000 was more than accounted for by volume of $3,271,000, or 15%, offset marginally by price decreases of $38,000 with no impact from currency translation. European sales increased $1,175,000, or 30%, to $5,102,000 from $3,927,000 as a result of continued strong unit growth in the Premier line, up 45% (Toxin A, H. pylori and EHEC -- introduced during the second quarter); the mononucleosis line, up 21%; ImmunoCard, which almost tripled largely from new products (Mycoplasma, mononucleosis, Rotavirus and H. pylori); and Merifluor, up 81%. The increase in net sales was accounted for by volume, $951,000, or 24%, and price, $223,000, or 6%. The effect of currency translations was negligible.

     Gross profit increased $2,742,000, or 19%, to $17,101,000 for fiscal 1995 from $14,359,000 in fiscal 1994. As a percentage of sales, gross profit increased to 68.1% in fiscal 1995 from 65.6% in fiscal 1994. This improvement was due primarily to the transfer and in-house manufacture of the product lines acquired from

ODSI in June 1993 and January 1994, which prior to October 1994 were purchased under a supply agreement with ODSI. Fiscal 1994 costs also included integration of the ODSI infectious disease product line into Meridian's manufacturing facilities in Cincinnati. Other factors contributing to the improvement included continued favorable efficiency and volume variances from the sales increase, the new warehouse facilities, and the reduction in factory overhead including decreased rent expense from the new on-site warehouse, lower insurance and employee benefit expense, plus a reduction in travel.

     Operating expenses increased $980,000, or 10%, to $10,525,000 for fiscal 1995 from $9,545,000 in fiscal 1994, but declined as a percentage of sales from 43.6% in fiscal 1994 to 41.9% in fiscal 1995. Research and development expenses were marginally lower than the prior year, and decreased from $1,433,000 in fiscal 1994 to $1,432,000 in fiscal 1995. Selling and marketing expenses increased $481,000, or 10%, versus fiscal 1994, mainly from higher personnel costs in the U.S. and Europe, higher convention, meeting, sample and promotion expenses associated with new product introductions and the full year impact of the infectious disease product line acquired from ODSI. General and administrative expenses increased $499,000, or 15%, due to increased personnel costs in the U.S. and Europe stemming from the higher level of business, an increase in depreciation from the expanded office facilities plus the full year impact of depreciation from assets acquired from ODSI and a general increase in the provision for doubtful accounts to reflect added coverage given the increasing sales level.

     Operating income increased $1,762,000, or 37%, to $6,576,000 in fiscal 1995 from $4,814,000 in fiscal 1994 primarily due to the factors described above. As a percent of sales, operating income improved to 26.2% in fiscal 1995 compared to 22.0% in fiscal 1994.

     Other expenses decreased $214,000, or 26%, to $616,000 compared to $831,000 in fiscal 1994. This decrease was more than accounted for from higher investment income stemming from an improvement in interest rates compared to fiscal 1994 plus commission income related to the sale of certain tissue culture products acquired from ODSI and sold to VAI Diagnostics, Inc. in March 1994. Gains/losses in foreign exchange were not material in either fiscal year. The cumulative foreign currency translation adjustment changed by $32,000 during the year as a result of strengthening of the U.S. dollar against the lira during the period.

     The Company's effective tax rate increased for the year as a result of a higher proportion of income from the Company's European subsidiary in Italy, which is taxed at a significantly higher rate than the U.S. domestic rate. The effective tax rate was 40.9% in fiscal 1995 compared to 38.7% for the prior year.

  Comparison of Fiscal Years ended September 30, 1994 and 1993

     Net sales increased $5,706,000, or 35%, to $21,877,000 in fiscal 1994 from $16,171,000 in fiscal 1993. This increase resulted primarily from higher unit volumes resulting from the June 1993 acquisition of the infectious mononucleosis product line and the January 1994 acquisition of the infectious disease product line from ODSI, plus strong unit growth in the ImmunoCard and Merifluor product lines.

     The increase in sales of $5,706,000 was comprised of volume of $5,139,000, or 32%, price of $899,000, or 5%, offset by currency of ($332,000) or (2%). European sales increased $1,447,000, or 58%, to $3,927,000 from $2,480,000 largely due to MONOSPOT and MONOLERT products acquired from ODSI in June 1993, plus unit growth in the Para-Pak, Merifluor and Premier product lines. This increase in net sales was attributed to volume of $1,114,000, or 45%, price of $665,000, or 27%, offset by currency of ($332,000), or (14%). The increase from pricing stemmed from the expiration in fiscal 1994 of contract supply prices in effect at the time of the mononucleosis product line acquisition in fiscal 1993.

     Gross profit increased $3,286,000, or 30%, to $14,359,000 for the year, from $11,073,000 in fiscal 1993. As a percentage of sales, gross profit declined to 65.6% in fiscal 1994 from 68.5% in fiscal 1993. This decline is due to several factors including the impact of the lower margin ODSI product line acquisitions -- in part provided under a supply agreement -- which ended June 30, 1994, except for MONOSPOT which ended in October 1995. Other factors impacting gross profit were increased manufacturing costs, higher scrap and obsolescence costs stemming from product development including validation batches, minor product discontinuations and additional costs associated with packaging standardization. Also impacting manufacturing cost was the transfer and integration of the ODSI infectious disease product line into Meridian's facilities in Cincinnati.

     Operating expenses increased $1,997,000, or 26%, to $9,545,000 for fiscal 1994 from $7,548,000 in fiscal 1993, but declined as a percentage of sales to 43.6% in fiscal 1994 from 46.7% in fiscal 1993. Research and development expense increased $268,000, or 23%, over fiscal 1993 primarily from higher personnel costs, increased clinical trial activity and laboratory supplies associated with new product development and depreciation expense stemming from equipment acquired during the year from ODSI. Selling and marketing expenses increased $1,031,000, or 28%, primarily as a result of the amortization of the purchase price of the ODSI product line acquisitions, higher personnel costs in the U.S. and Europe from the addition of sales representatives and higher promotional expenses in the U.S. associated with new products and, in Europe, from the expansion of the direct sales and distribution to customers in Italy. General and administrative expenses increased $698,000, or 26%, due to amortization of the ODSI acquisitions, increased personnel costs in the U.S. and Europe to support the continued growth in the business, higher depreciation expense related to equipment acquired from ODSI plus an increase in the provision for potential doubtful accounts.

     Operating income as a result of the above increased $1,289,000, or 37%, to $4,814,000 in fiscal 1994 from $3,525,000 in fiscal 1993.

     Other expense increased in fiscal 1994 by $406,000, which was more than accounted for by higher interest expense and amortization of debt expenses attributed to the $11,500,000 of 7 1/4% Convertible Subordinated Debentures issued in September 1993. These increases in debenture-related expenses were offset by the one time write-off of $405,000 in fiscal 1993 of expenses associated with the Company's planned offering of Common Stock, which was withdrawn on July 29, 1993. The after tax impact on earnings of this withdrawal cost was $255,000 or $0.02 per share in 1993, as adjusted.

     The Company's effective tax rate declined marginally for the year as a result of a higher proportion of the income in the U.S. which is taxed at a significantly lower rate than in Italy. The effective tax rate was 38.7% in fiscal 1994 compared to 39.1% in fiscal 1993. Effective October 1, 1993 the Company adopted Financial Accounting Standards Statement No. 109, "Accounting for Income Taxes." Prior period financial statements have not been restated to reflect the new accounting method since the cumulative effect of this change as well as the effect of this new standard on income tax expense for fiscal 1994 was not material.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents selected unaudited consolidated quarterly results of operations of the Company for fiscal 1994, fiscal 1995 and the first three quarters of fiscal 1996. Historically, the fourth quarter of the fiscal year has been the strongest. The results of operations for any quarter are not necessarily indicative of results for any future period. Quarterly earnings per share do not necessarily total to year-end amounts due to rounding.

                                   FISCAL 1994                           FISCAL 1995                      FISCAL 1996
                       ------------------------------------  ------------------------------------  --------------------------
                       DEC. 31  MAR. 31   JUNE 30  SEPT. 30  DEC. 31  MAR. 31   JUNE 30  SEPT. 30  DEC. 31  MAR. 31   JUNE 30
                       -------  --------  -------  --------  -------  --------  -------  --------  -------  --------  -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.............  $3,625   $5,891    $5,717    $6,644   $5,106   $6,469    $6,782    $6,753   $5,522   $7,255    $7,559
Net earnings..........     200      610       603     1,028      430      945       985     1,164      629    1,355     1,499
Primary earnings per
  common share........     .01      .05       .05       .09      .04      .08       .08       .09      .05      .10       .11

LIQUIDITY AND CAPITAL RESOURCES

     On June 24, 1996, the Company acquired the enteric product line of Cambridge Biotech Corporation for a cash payment of $6,588,000. The price has been allocated as follows: an advance on royalties of $200,000; inventory valued at $830,000; fixed assets valued at $200,000 and intangibles valued at $5,358,000. This acquisition was funded by proceeds of a note under a line of credit with the Company's commercial bank while short-term investments were being liquidated. The note was paid off July 5, 1996.

     At June 30, 1996, the Company had cash and short-term investments of $7,972,000 and working capital of $9,574,000. Trade accounts receivable increased $1,004,000, or 15%, primarily as a result of increased

European sales which were up 26% for the nine month period versus the prior year. Inventories increased $1,163,000 or 38% largely as a result of the acquisition of the enteric product line of Cambridge Biotech Corporation compared to September 30, 1995.

     Net cash flow provided by operating activities was $4,697,000 for the nine month period ended June 30, 1996, up $2,813,000 from the prior year period. This increase resulted from accounts payable reflecting the December 1994 payment for goods purchased from Ortho Diagnostic Systems, Inc. during fiscal 1994, the increase in net earnings and the timing of estimated income tax payments.

     On October 10, 1995, the Company called for the redemption of the outstanding balance of its 7 1/4% Convertible Subordinated Debentures due in 2001. At that time approximately $7,400,000 of the principal amount of those debentures was outstanding. Of the originally issued $11,500,000 principal amount, $113,000 was redeemed for cash on November 30, 1995. The balance was converted into Common Stock at $5.97 per share.

     Capital expenditures for the nine months ended June 30, 1996 were $1,199,000, a decrease of $661,000 from the prior year period. The lower expenditures reflect the completion of construction of additional manufacturing and administrative space in September 1995. In October 1995, renovation of the former administrative offices and laboratory manufacturing space commenced. This phase, which is projected to cost $1,600,000, is expected to be completed by September 1996. The Company's anticipated total capital expenditures for fiscal 1996 are $2,200,000.

     On April 16, 1996 the Company paid off the outstanding balance of its mortgage loans reducing long-term debt by $2,418,000.

     Net cash flow from operations is expected to continue to fund working capital requirements for the foreseeable future. Currently, the Company has an unused $10,000,000 line of credit with a commercial bank and cash and short-term investments of approximately $1,600,000.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121 (Statement 121) on accounting for the impairment of long-lived assets to be held and used. Statement 121 also establishes accounting standards for long-lived assets that are to be disposed. Statement 121 is required to be applied prospectively for assets to be held and used. The initial application of Statement 121 to assets held for disposal is required to be reported as the cumulative effect of a change in accounting principle. The Company is required to adopt Statement 121 no later than fiscal 1997. The Company will adopt Statement 121 in fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will have a material impact on its financial position or results of operations.

     In October 1995, the FASB issued Statement No. 123 (Statement 123) establishing financial accounting and reporting standards for stock-based employee compensation plans. Statement 123 encourages the use of the fair value based method to measure compensation cost for stock-based employee compensation plans, however, it also continues to allow the intrinsic value based method of accounting as prescribed by APB Opinion NO. 25, which is currently used by the Company. If the intrinsic value based method continues to be used, Statement 123 requires pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied. The fair value based method requires that compensation cost be measured at the grant date based upon the value of the award and recognized over the service period, which is normally the vesting period. The Company intends to adopt Statement 123 in fiscal 1997 by making the required footnote disclosures only. Therefore, the adoption of this Statement is not expected to have a material effect on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

     The Company develops, manufactures and markets a diverse line of disposable diagnostic test kits and related diagnostic products used for the rapid diagnosis of infectious diseases. To meet market demands, the Company's products provide accuracy, simplicity and speed, leading to opportunities for improvements in diagnosis and reductions in health care costs. All of the Company's products are used in procedures performed in vitro (outside the body) and require little or no special instrumentation or equipment.

     The Company's product development strategy is to combine existing technologies with new product designs both through internal product development and through product acquisitions, licensing or supply arrangements. Internal product development activities focus on the development or enhancement of immunodiagnostic technologies and applications to simplify, accelerate or increase the accuracy of diagnoses of certain infectious diseases. Since 1991, the Company has also acquired or obtained rights to distribute a number of products and technologies.

     The Company utilizes its resources to serve each of the strategic domestic and international medical markets it has targeted: hospital networks and clinical and hospital laboratories; alternate site markets, including physicians' offices, outpatient clinics, nursing homes and health maintenance organizations (HMOs); and new markets, including veterinary laboratories, water treatment facilities and consumer self-testing. The Company currently markets approximately 100 products representing five major disease states through a direct sales force, in the U.S. and Italy, supplemented by a network of national and international distributors. International sales in approximately 50 countries were approximately 23% of total fiscal 1995 sales, with approximately 88% of international sales originating in Western Europe. The majority of the remaining international sales were in Canada, Mexico and the Pacific Rim.

ACQUISITION OVERVIEW

     An important facet of the Company's long-term business strategy is the acquisition, licensing or entrance into supply arrangements to obtain innovative diagnostic testing technologies, product formats and products that complement its existing operations and address the needs of the Company's existing and targeted customer base. Historically, Company management has pursued the acquisition and licensing of products and technologies that fit the Company's niche diagnostic test markets, which are characterized by a large number of users. Examples of this strategy include the acquisitions of the infectious disease and mononucleosis product lines from Johnson & Johnson for $3.45 million and $3.38 million, respectively, the June 24, 1996 acquisition of the enteric product line of Cambridge Biotech Corporation for $6.6 million and numerous smaller product acquisitions and licensing arrangements. A key component in the success of the Company's acquisition and licensing of new products and technologies has been the ability of Company management to respond quickly to acquisition and licensing opportunities as they arise in the marketplace. The success of this strategy has also been due in part to management's selective acquisition and licensing philosophy as well as availability of cash on the Company's balance sheet. The Company intends to use the net proceeds of the Offering to continue to seek acquisitions of products and product lines and the licensing of new products, some of which could be larger than those previously consummated.

     June 24, 1996 Acquisition

     On June 24, 1996, the Company acquired the enteric product line of Cambridge Biotech Corporation. The line consists of diagnostic products which identify Adenovirus, Rotavirus, C. difficile and Lyme disease, all of which are enzyme immunoassay microtiter formats, similar to the Company's existing Premier products. This line consists of the branded products Adenoclone, Rotaclone, Cytoclone and a product for the detection of Lyme disease. Along with the Company's Meritec and Immunocard products, the addition of Rotaclone and Adenoclone makes the Company an industry leader in the pediatric diarrhea diagnostic market. Cytoclone is Meridian's fifth product in the C. difficile market, enhancing the Company's market leadership position, and is the first direct test available for the detection of the Toxin B. The Lyme disease diagnostic test is a complementary product offering in the Company's parasitic disease area.

     The Company paid Cambridge Biotech Corporation $6.6 million in cash for the acquired product line and related rights and assets allocated to: an advance on royalties of $200,000; inventory valued at $830,000; fixed assets valued at $200,000 and intangibles valued at $5,358,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operation." The Company also assumed certain royalty obligations of Cambridge Biotech Corporation.

     The acquired products will be distributed on a direct basis throughout the United States by the Company's own sales force and through current distributors internationally, primarily in Germany and Japan. Approximately 65% of the acquired products are sold in the U.S. and the balance in the rest of the world.

IMMUNODIAGNOSTICS OVERVIEW

     In vitro diagnostic testing is the process of analyzing constituents of blood, urine, stool, other bodily fluids or tissue for the presence of specific infectious diseases. Immunodiagnostic testing, which is the leading method of in vitro testing for infectious diseases, tests for antigens and antibodies. When an infectious disease caused by pathogens, such as bacteria, viruses and fungi, and their related antigens is present, the body responds by producing an antibody. The antibody binds specifically with the antigen in a lock-and-key fashion and initiates a biochemical reaction to attempt to neutralize and ultimately to eliminate the antigen. The ability of an antibody to bind with a specific antigen provides the basis for immunodiagnostic testing.

     Immunodiagnostic testing detects the presence of specific infectious diseases through the "visualization," such as color changes or the formation of visible aggregates, of the biochemical reactions caused by the antigen/antibody. Most immunodiagnostic tests utilize one of two alternative methods to determine the presence of a specific disease in a patient specimen. In one method, the test employs the antibody to detect directly the presence of an antigen. When the antigen is difficult to detect, a test employs the antigen to detect the presence of an antibody.

MARKET TRENDS

     The global market for infectious disease tests continues to expand as new disease states are identified, new therapies become available and worldwide standards of living and access to healthcare improve. More importantly, within this market there is a continuing shift from conventional testing, which requires highly trained personnel and lengthy turnaround times for test results, to more technologically advanced testing which can be performed and completed in minutes or hours by less highly trained personnel.

     Technological advances permitting accurate testing to occur outside the traditional hospital or laboratory setting have also affected the diagnostic products market. These technological developments have contributed to the emergence of alternate site markets, such as physicians' offices, outpatient clinics, nursing homes and HMOs, as important diagnostic market segments. These technological advances should also contribute to the development of new markets for the Company's products, including veterinary laboratories, water treatment facilities and consumer self-testing in the over-the-counter market.

     The increasing pressures to contain total healthcare costs have accelerated the increased use of diagnostic testing and the market shift to alternate sites. With rapid and accurate diagnoses of infectious diseases, physicians can pinpoint appropriate therapies quickly, leading to faster recovery, shorter hospital stays and less expense. In addition, these pressures have led to a major consolidation among reference laboratories and the formation of multi-hospital alliances that has reduced the number of institutional customers for diagnostic products and resulted in changes in buying practices. Specifically, multi-year exclusive or primary source marketing or distribution contracts with institutional customers have become more common, replacing less formal distribution arrangements of shorter duration and involving lower product volumes.

STRATEGY

     The Company continues to execute its long-term strategy consisting of the following elements:

     - Developing New Product Applications from Core Technologies and
      Formats. The Company employs a market-driven product development strategy to adapt or enhance diagnostic testing technologies and product formats in response to newly identified disease states and to customer demands for improvements in product accuracy, simplicity, speed and cost-efficiency. The Company accomplishes this by monitoring existing markets, interacting closely with customers and recognizing emerging diseases and therapies. Since 1991, the Company has developed and introduced 19 internally developed products.

     - Acquiring and Licensing Products and Technology. The Company intends to acquire, license or enter into supply arrangements to obtain innovative diagnostic testing technologies, product formats and products that complement its existing operations and address the needs of the Company's existing and targeted customer base. Management regularly identifies and reviews opportunities through its broad industry contacts and recognized position in the industry. Since 1991, the Company has acquired, licensed or entered into supply arrangements relating to 24 products, five of which were acquired in July 1996 as part of the enteric product line of Cambridge Biotech Corporation.

     - Increasing International Sales. The Company has targeted increasing international sales as an attractive source of growth. The Company has made recent investments to develop a major presence in Italy through its Italian subsidiary Meridian Diagnostics Europe srl (MDE), added management to expand its ability to serve Latin American markets and strengthened its distribution channels into the European market. Over the last three years, the Company's international sales have almost tripled from $2.1 million in fiscal 1992 to $5.8 million in fiscal 1995 and represented 23% of total consolidated sales in fiscal 1995.

     - Developing Partnerships with Consolidated Healthcare Organizations. The Company seeks to develop strategic partnerships with the major reference laboratories and other consolidated healthcare providers. The Company believes it is well positioned to develop partnerships with key customers because it is an integrated manufacturer, has a broad product line, offers tests in multiple formats, and is willing to invest resources in building relationships and facilitating open communications with those customers. In January 1996, the Company signed a three-year exclusive agreement with the Columbia/HCA Healthcare Corporation, a hospital alliance of approximately 350 hospitals, for the Company to provide all parasitology transport products and specific infectious disease diagnostic products. In April 1996, the Company signed a three-year, primary source agreement with Laboratory Corporation of America, consisting of over 35 laboratories, for the supply of certain products for parasitology, virology and other infectious diseases.

     - Entering New Markets. The Company continues to monitor and identify the emergence of new immunodiagnostic testing opportunities arising from the discovery of new pathogens or new linkages between existing pathogens and new diseases. In April 1995, the Company introduced the first immunodiagnostic test for toxigenic E. coli, a bacteria found in inadequately cooked meats. The Company plans to apply for approvals to test both animals (United States Department of Agriculture (USDA)) and food products (Association of Analytical Chemists (AOAC)) that may contain this highly toxic organism. On September 1, 1996, the Company will begin marketing its two tests for the detection of E. coli contamination to U.S. food testing laboratories via an exclusive distribution agreement with Fisher Scientific Inc. In July 1994, the Company agreed to provide its Hydrofluor product, the first product that tests for water-borne parasitic pathogens, specifically Giardia and Cryptosporidium, for distribution through an independent supplier to water treatment facilities. The Company has entered into an agreement with Johnson & Johnson to market the Company's rapid diagnostic test for urinary tract infections to the consumer market, subject to pre-market approval by the FDA, the timing of which cannot be predicted.

     - Accessing Alternate Site Markets for Diagnostic Testing. The Company seeks strong licensing/ distribution partners having sales and marketing strengths to enable it to more effectively promote the Company's products into alternate site markets. The Company believes that its products are readily adaptable for use in alternate site markets. In August 1995, the Company entered into an exclusive licensing agreement with a third party which through its 90 representatives will distribute the Company's urinary tract infection product to the physician office market. The Company continues to evaluate the suitability of certain of its other products for the consumer market.

PRODUCTS

     The Company has expertise in the development and manufacture of products based on multiple core diagnostic technologies, each of which enables the visualization and identification of antigen/antibody reactions for specific pathogens. As a result, the Company is able to develop and manufacture diagnostic tests in a variety of formats that satisfy customer needs and preferences, whether in a hospital, commercial or reference laboratory or alternate site location. These technologies include enzyme immunoassay, immunofluorescence, particle agglutination, membrane filtration/concentration, immunodiffusion, complement fixation and chemical stains.

     Enzyme Immunoassay (EIA). Products incorporating the EIA technology achieve extremely high levels of accuracy in detecting disease-related antigens or antibodies through the use of special color-based enzyme-substrate reactions. The Company utilizes this technology in its multiple test format -- Premier -- for large volume users, and in its single test formats -- ImmunoCard and MONOLERT -- for single physician users.

     Immunofluorescence. When the microscopic visualization of an antigen-antibody reaction is necessary or desired, immunofluorescence technology is frequently utilized. Fluorescing immunochemicals, in the presence of the target antigen or antibody, can be viewed via a special microscope. The Company utilizes this technology in its Merifluor products.

     Particle Agglutination. This technology utilizes microparticles (e.g., latex, red blood cells) coated with specific antigens or antibodies that form visible aggregates in the presence of a specimen containing the complementary antigen or antibody. This technology is rapid and economical and is used in the Company's Meritec, MeriStar and MONOSPOT products.

     Membrane Filtration/Concentration. The Company utilizes this technology to detect infection-causing bacteria present in human urine. These bacteria are concentrated on a unique filter membrane for detection via the addition of a special dye solution. This technology is utilized in the Company's proprietary rapid, single-unit FiltraCheck-UTI test format.

     Other Technologies. The Company utilizes other technologies that include immunodiffusion, complement fixation and chemical stains. The Company also manufactures and markets specimen collection, transportation, preservation and concentration products, such as Para-Pak and Macro-Con.

     The Company's product line consists of approximately 100 medical diagnostic products representing five major disease states. Currently, the most important product lines from the perspective of sales are Para-Pak and related products and products to diagnose C. difficile, viral diseases and respiratory diseases. The Company's products generally range in list price from $1 per test to $13 per test. A discussion of the Company's key products and their competitive advantage is reflected in the table below:
- --------------------------------------------------------------------------------

     INFECTIOUS DISEASE CATEGORY                KEY PRODUCT(S)                      PRODUCT APPLICATION
  ------------------------------------------------------------------------------------------------------------------
  PARASITIC DISEASES
  -- Giardiasis                           Para-Pak, Premier, Meritec     Products for the diagnosis and collection,
  -- Cryptosporidiosis                     Para-Pak Ultra, Para-Pak      preservation, transportation and
  -- Amebiasis                                      Plus,                concentration of parasites.
  -- Lyme Disease                                 Macro-Con
- ------------------------------------------------------------------------------------------------------------------
  GASTROINTESTINAL DISEASES
  -- Stomach Ulcers (H. pylori)              Premier, ImmunoCard         U.S. patients make 20 million annual
                                                                         visits to their physicians for gastric
                                                                         distress. The H. pylori bacteria has been
                                                                         associated with more than 90% of duodenal
                                                                         ulcers and may be related to cancer of the
                                                                         stomach.
  -- Toxigenic E. coli                             Premier               E. coli is a potentially lethal bacteria
                                                                         that infects undercooked food and can
                                                                         cause kidney failure.
  -- Antibiotic-associated Diarrhea          Premier, ImmunoCard,        Toxin producing strains of C. difficile
    (C. difficile)                            Meritec, Cytoclone         can cause PMC (pseudomembranous colitis)
                                                                         that results in rapid colon degeneration.
  -- Pediatric Diarrhea (Rotavirus,          ImmunoCard, Meritec         These viral diseases, which cause rapid
     Adenovirus)                            Rotaclone, Adenoclone        dehydration, are transmitted rapidly
                                                                         through pediatric populations in
                                                                         hospitals, schools and daycare settings.
- ------------------------------------------------------------------------------------------------------------------
  RESPIRATORY DISEASES
  -- Pneumonia (Mycoplasma                   ImmunoCard, MeriStar        Pneumonia is the fifth leading cause of
     pneumoniae)                                                         death worldwide, 20% of which is caused by
                                                                         Mycoplasma pneumoniae
  -- Valley Fever (Coccidioides                Premier, Meritec          Fungal pathogens can cause flu-like
     immitis)                                                            illness and/or severe pneumonia, that are
                                                                         life-threatening in AIDS and other
                                                                         immuno-compromised patients.
- ------------------------------------------------------------------------------------------------------------------
  UROGENITAL DISEASE
  -- Urinary Tract Infection                   FiltraCheck-UTI           In the U.S., 65 million cultures are
                                                                         performed yearly to detect potential
                                                                         urinary tract infection.
  -- Chlamydia                                Premier, Merifluor         Chlamydia is the leading
                                                                         sexually-transmitted disease.
- ------------------------------------------------------------------------------------------------------------------
  VIRAL DISEASES
  -- Infectious Mononucleosis               ImmunoCard, MONOLERT,        Infectious mononucleosis, a viral disease
                                                   MONOSPOT              common among young adolescents, is
                                                                         transmitted easily from person-to-person.
  -- Herpes simplex Virus (HSVI and                Premier               Oral Herpes infections affect up to 80% of
     HSVII)                                                              the population. Genital Herpes can be
                                                                         life-threatening to newborns.
  -- Cytomegalovirus                              Merifluor              Cytomegalovirus infections are potentially
                                                                         deadly in transplant procedures and among
                                                                         immuno-compromised blood recipients.
- ------------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                THE COMPANY'S COMPETITIVE ADVANTAGE                                MARKET
 ----------------------------------------------------------------------------------------------------
  Leading supplier of parasitology diagnostics. In October 1995,       - Hospital Laboratories
  introduced two new products that resulted in easier processing,      - Reference Laboratories
  safer handling and reduced processing time of the specimen and       - Veterinary Laboratories
  lower cost disposal of the transport container.
- ----------------------------------------------------------------------------------------------------
  Historically, a physician-performed endoscopy, an extremely          - Hospital Laboratories
  uncomfortable and expensive procedure, was employed to diagnose      - Reference Laboratories
  gastric distress. The Company's tests allow accurate, quick          - Veterinary Laboratories
  diagnoses utilizing patient blood serum. The Company is the only manufacturer to provide testing formats which accommodate both small and large volume users.
  In November 1995, introduced the first and only FDA cleared diagnostic test that rapidly detects all toxigenic strains of E.
  coli directly from stool samples. Previous techniques required a minimum of 24 hours to culture E. coli organisms.
  Market leader with a broad range of products.
  Offers the clinician rapid results which are critical in
  preventing the spread of these highly infectious viruses.
- ----------------------------------------------------------------------------------------------------
  The Company provides the broadest range of diagnostic reagents       - Hospital Laboratories
  for detecting respiratory diseases. The product is a rapid test      - Reference Laboratories
  providing results in only ten minutes. The product provides          - State Health Laboratories
  increased accuracy over common diagnostic methods, allowing for a    - Veterinary Laboratories
  safer, more effective treatment.
- ----------------------------------------------------------------------------------------------------
  This product allows for rapid screening for the presence of          - Hospital Laboratories
  urinary tract infection. Therapy can be rapidly administered,        - Reference Laboratories
  often while the patient is still in the physician's office.          - Physicians' Office
  Both product formats enable rapid, accurate testing.                   Laboratories
                                                                       - Consumer (pending)
                                                                       - Public Health Laboratories
- ----------------------------------------------------------------------------------------------------
  The Company provides a broad range of innovative technologies        - Hospital Laboratories
  including MONOLERT which use synthetic peptides to detect the        - Reference Laboratories
  virus which causes mononucleosis.                                    - Physicians' Office
  Premier HSV Plus detects both HSVI and HSVII rapidly from a            Laboratories
  variety of body sites.                                               - Student Health Laboratories
  Quickly detects "immediate early antigen" in a rapid, direct fluorescence format.
- ----------------------------------------------------------------------------------------------------

MARKETING AND SALES

     The Company's marketing efforts are focused on a continual process of seeking ways to assist healthcare providers in improving outcomes for patients exposed to serious infectious diseases. Rapid, accurate diagnosis can mean faster recovery, shorter hospital stays and less expense, both for the patient and the healthcare system.

     The Company believes that its marketing goals are best served by forming partnerships with key customers to develop concepts for future products and technology applications. These partnerships facilitate close customer interaction, including product strategy sessions.

     Marketing utilizes its strong industry contacts, plus key customer focus sessions, to identify new product and other opportunities. Through the use of cross-functional teams that include marketing, research and development and manufacturing personnel, marketing guides the development process to meet customers' needs with products that are easier to use, require less technical expertise, and yield faster results -- often in minutes or hours rather than days.

     Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and the formation of multi-hospital alliances. The Company has structured its marketing, selling and customer service to anticipate and respond to these changes. This involved the addition of sales and marketing personnel; the expansion of technical services staff to support the Company's customers and distribution network through a toll-free service hotline; and the implementation of major marketing programs to target key customers.

     The Company markets products through direct sales forces, both domestically and in Italy, and national and international independent distributors. In the United States, the Company's direct sales force consists of a director of sales, three regional sales managers, three regional virology specialists and 17 technical sales representatives. Where the Company utilizes distributors, the Company nonetheless participates in selling efforts involving key customers. In Italy, the Company's direct sales force consists of a director of sales, a product specialist and seven technical sales representatives.

     The Company's sales and marketing efforts in Europe, North Africa and the Middle East are managed through MDE's European headquarters in Milan, Italy. MDE's strategy has been to appoint one or two distributors in each of the countries in its targeted markets, and to maintain a direct sales organization within Italy. The Company has approximately 50 independent distributors in approximately 50 foreign countries. The Company has additional key distributor relationships in Canada, Latin America and the Pacific Rim.

RESEARCH AND DEVELOPMENT

     The Company's research and development activities focus on developing diagnostic solutions. Working in conjunction with the marketing department, the Company's research and development department focuses its activities on enhancements to and new applications for the Company's technologies. Over the past five years the Company has developed internally 19 new products. The research and development department has access to a number of diagnostic technologies, each of which can be applied to satisfy new product specifications that marketing has established. A critical expertise of the Company's product development staff is its ability to bind various chemicals to various solid phases, including plastics, membranes, latex beads and immunofluorescent dyes, to develop testing formats. The Company believes that it has certain proprietary know-how in these areas.

     The research and development department initiates the Company's quality process through its technology transfer mechanism which begins the establishment of manufacturing standards. By working closely with the manufacturing department, the same standards can be imposed to ensure consistently high-quality products. The Company estimates that, from the conceptualization of a product, it takes approximately 18 to 24 months to begin to generate revenues.

     The research and development department is comprised of the Vice President of Research and Development and 15 research scientists. The disciplines represented in the group include biochemistry, immunology, mycology, bacteriology, virology and parasitology. In fiscal 1994 and 1995 and the nine months ended June 30, 1996, the Company spent $1,433,000, $1,432,000 and $1,106,000, respectively, on its research and development activities.

CUSTOMERS

     The principal customers for the Company's products are hospitals, commercial and reference laboratories and, to an increasing degree, alternate site markets, such as physicians' offices, outpatient clinics, nursing homes and HMOs, and new markets, such as veterinary laboratories, water treatment facilities and consumer self-testing. No end-use customer comprised more than 5% of the Company's sales in fiscal 1995. Two distributors together accounted for approximately 34% of the Company's fiscal 1995 sales. However, the Company does not believe that the loss of either of these distributors would have a long-term material adverse effect on the Company because of its ability to sell to the end-use customers served by these distributors through alternative means.

MANUFACTURING

     The Company's manufacturing is performed at its Cincinnati facility. All manufacturing operations are regulated by, and in compliance with, FDA-mandated Good Manufacturing Practices ("GMPs") for medical devices. To maintain the highest quality standards, the Company utilizes both external and internal quality auditors who routinely evaluate the Company's manufacturing processes. The Company's immunodiagnostic products require the production of highly specific and sensitive antigens and antibodies. The Company produces substantially all of its own requirements including: monoclonal antibodies, polyclonal antibodies, synthetic peptides, plus a variety of fungal, bacterial and viral antigens. For the majority of its raw materials acquired from third parties, the Company has developed dual sources. As a result, the Company believes it has access to sufficient raw materials for its products. Products are generally produced for inventory and products are sold to customers out of its finished goods inventory. The Company believes it has sufficient manufacturing capacity for anticipated growth. Manufacturing backlog is not an element of the Company's industry. See "-- Properties."

COMPETITION

     The market for diagnostic tests is a multi-billion dollar international industry which is highly competitive. Many of the Company's competitors are larger with greater financial, research, manufacturing, and marketing resources. Important competitive factors of the Company's products include product quality, price, ease of use, customer service and reputation. In a broader sense, industry competition is based upon scientific and technological capability, proprietary know-how, access to adequate capital, the ability to develop and market products and processes, the ability to attract and retain qualified personnel and the availability of patent protection. To the extent that the Company's product lines do not reflect technological advances, the Company's ability to compete in those product lines could be adversely affected.

     Companies competing in the diagnostic test industry generally focus on a limited number of tests or limited segments of the market. As a result, the diagnostic test industry is highly fragmented and segmented. Hundreds of companies in the United States alone supply immunodiagnostic tests. These companies range from multi-national healthcare companies, for which immunodiagnostics is one line of business, to small start-up companies. Of central importance in the industry are mid-sized medical diagnostic specialty companies, like the Company, that offer multiple, broad product lines and have the ability to deliver high value new products quickly to the marketplace. Among the companies with which the Company competes in the marketing of one or more of its products are Abbott Laboratories, Becton, Dickinson and Company, Diagnostic Products Corporation, QUIDEL Corporation and the Wampole Laboratories Division of Carter-Wallace, Inc.

INTELLECTUAL PROPERTY, PATENTS AND LICENSES

     In general, the Company does not seek patent protection for its products and instead strives to maintain the confidentiality of its proprietary know-how. The Company owns or licenses U.S. and foreign patents for 15 of its products. The patents or licenses thereof for these products were acquired in connection with the purchase of the products or the licensing of the technology on which the products are based. In the absence of patent protection, the Company may be vulnerable to competitors who successfully replicate the Company's production and manufacturing techniques and processes. The Company's laboratory and research personnel are required to execute confidentiality agreements designed to protect the Company's proprietary products.

     The Company has no reason to believe that its products and proprietary rights infringe the proprietary rights of any third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future.

GOVERNMENT REGULATION

     FDA Regulation of Medical Devices. The Company's products are regulated by the FDA as "devices" pursuant to the Federal Food, Drug and Cosmetic Act (the "FDCA"). Under the FDCA, medical devices are classified into one of three classes (i.e., Class I, II or III). Class I and II devices are not expressly approved by the FDA but, instead, are "cleared" for marketing. Class III devices generally must receive "pre-market approval" from the FDA as to safety and effectiveness.

     A 510(k) clearance will be granted if the submitted data establishes that the proposed device is "substantially equivalent" to an existing Class I or Class II medical device or to a Class III medical device for which the FDA has not required pre-market approval. The 510(k) clearance process for "substantially equivalent" devices allows product sales to be made after the filing of an application and upon acknowledgment by the FDA, typically within 90 to 120 days after submission. If the FDA requests additional information, the product cannot be sold until the application has been supplemented and upon acknowledgment by the FDA within 90 to 120 days of the supplemental application. If there are no existing FDA-approved products or processes comparable to a diagnostic product or process, approval by the FDA involves the more lengthy pre-market approval procedures.

     Each of the products currently marketed by the Company has been cleared by the FDA pursuant to the 510(k) clearance process or is exempt from such requirements. The Company believes that most, but not all, products under development will be classified as Class I or II medical devices and will be eligible for 510(k) clearance. One example of a product in development that is subject to the FDA's more lengthy pre-market approval process is the adaptation of the Company's rapid diagnostic test for urinary tract infections to the consumer market.

     Other Medical Device Regulation. Sales of the Company's products in foreign countries are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The Company is currently pursuing approvals for its Premier EHEC and Premier Rotaclone products with the Paul-Ehrlich Institute in Germany and is supporting a number of foreign product registrations via its international distributors.

     Other Approvals. The Company intends to seek appropriate certifications and approvals from the Association of Analytical Chemists (AOAC) and the United States Department of Agriculture (USDA) to enable the Company to market an immunodiagnostic test for toxigenic E. coli in both food products and animals. The Company has no direct experience in obtaining these certifications and approvals, but the Company believes the time required and applicable procedures will be similar to those required for FDA approval. However, there is no assurance that the Company will receive these certifications and approvals.

     The Clinical Laboratory Improvement Act of 1988 ("CLIA 88") prohibits laboratories from performing in vitro tests for the purpose of providing information for the diagnosis, prevention or treatment of any disease or impairment of, or the assessment of, the health of human beings unless there is in effect for such laboratories a certificate issued by the U.S. Department of Health and Human Services ("HHS") applicable to the category of examination or procedure performed.

     The Company is an exempt small quantity generator of hazardous waste and has a U.S. Environmental Protection Agency identification number. All hazardous waste is manifested and disposed of properly. The Company is in compliance with the applicable portions of the Federal and state hazardous waste regulations and has never been a party to any environmental proceeding.

EMPLOYEES

     As of June 30, 1996, the Company had 171 full-time employees, including 52 in sales, marketing and technical support, 72 in manufacturing, 19 in research and product development and 28 in administration and finance.

     None of the Company's employees is represented by a labor organization and the Company is not a party to any collective bargaining agreement. The Company has never experienced any strike or work stoppage and considers its relationship with its employees to be excellent.

PROPERTIES

     The Company's corporate offices, manufacturing facility and research and development facility are located in two buildings totaling 75,000 square feet on
4.1 acres of land in a suburb of Cincinnati. These properties are owned by the Company. The Company believes these facilities are in good condition, well maintained and suitable for its long-term needs.

     The Company completed construction of a new warehouse in October 1994 and additional manufacturing and administrative space in September 1995. The Company expects to complete the renovation of its former administrative offices and laboratory manufacturing space in September 1996.

     The Company believes its manufacturing and laboratory facilities are in compliance with all applicable rules and regulations and maintained in a manner consistent with GMPs.

     MDE conducts its operations in a two-story building in the Milan, Italy area consisting of approximately 18,000 square feet. The Company believes these facilities are in good condition, well maintained and suitable for MDE's long-term operations.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company as of August 1, 1996:

                     NAME                    AGE          POSITION WITH THE COMPANY
    ---------------------------------------  ---   ---------------------------------------
    William J. Motto.......................  55    Chairman of the Board, Chief Executive
                                                     Officer and Director
    John A. Kraeutler......................  48    President and Chief Operating Officer
    Gerard Blain...........................  56    Vice President, Secretary and Chief
                                                     Financial Officer
    Christine A. Meda......................  48    Vice President, Marketing
    Ching Sui Arthur Yi, Ph.D..............  50    Vice President, Research and
                                                   Development
    Antonio A. Interno.....................  46    Vice President
    James A. Buzard, Ph.D.(1)(2)...........  68    Director
    Gary P. Kreider(1)(2)..................  58    Director
    Robert J. Ready(1)(2)..................  56    Director
    Jerry L. Ruyan.........................  50    Director

- ---------------

(1) Audit Committee Member
(2) Compensation Committee Member

     William J. Motto has more than 25 years experience in the pharmaceutical and diagnostics products industries, is a founder of the Company and has been Chairman of the Board since March 1977. From that date until June 1986 Mr. Motto served as President. He served as Chief Executive Officer from June 1986 until September 1989, and assumed that title again May 1995. Before forming the Company, Mr. Motto served in various capacities for Wampole Laboratories, Marion Laboratories, Inc. and Analytab Products, Inc., a division of American Home Products Corp.

     John A. Kraeutler has more than 20 years of experience in the medical diagnostics industry and joined the Company as Executive Vice President and Chief Operating Officer in January 1992. In July 1992, Mr. Kraeutler was named President of the Company. Mr. Kraeutler most recently served as Vice President, General Manager for a division of Carter-Wallace, Inc. Prior to that, he held key marketing and technical positions with Becton, Dickinson and Company and Organon, Inc.

     Gerard Blain joined the Company as Vice President and Chief Financial Officer on March 1, 1994. He was elected Secretary in April 1996. Prior to joining the Company, Mr. Blain was Vice President and Controller of Marion Merrell Dow, Inc. Mr. Blain had been with Marion Merrell Dow, Inc. and its predecessor companies since 1966.

     Christine A. Meda has 15 years of experience in the diagnostics industry and joined the Company as Senior Director of Marketing in July 1994. In October 1995, she was appointed Vice President of Marketing. Ms. Meda served as Director of Sales and Marketing of Diagnostic Products Corporation from 1991 until joining the Company. During the period 1984 to 1991, she held various other management positions in both sales and marketing at Diagnostic Products Corporation.

     Ching Sui Arthur Yi, Ph.D., has more than 17 years experience in the diagnostics industry and has been Vice President, Research and Development of the Company since August 1989. From May 1986 until he joined the Company, he was Director of Product Development of Cambridge BioScience Corporation. Previously he was a partner of BioClinical System Inc. from July 1983 to April 1986, Manager of Research and Development, Terumo Medical Corporation From March 1982 to June 1983 and Senior Scientist of Leeco Diagnostics from August 1979 to February 1982.

     Antonio A. Interno was appointed as a Vice President in August 1991. He has been Managing Director of MDE since February 1990. Prior to that time, he was the marketing manager for Diagnostics International Distribution SPA, a major Italian diagnostics distributor.

     James A. Buzard, Ph.D., has been a Director of the Company since May 1990 and serves as Chairman of the Compensation Committee. From March 1981 until December 1989, he was Executive Vice President of Merrell Dow Pharmaceuticals Inc. From December 1989 until his retirement in February 1990 he was Vice President of Marion Merrell Dow Inc. He has been a business consultant since February 1990.

     Gary P. Kreider has been a Director since 1991. For over five years Mr. Kreider has been a Senior Partner of the Cincinnati law firm of Keating, Muething & Klekamp, counsel to the Company.

     Robert J. Ready has been a Director of the Company since May 1986 and serves as Chairman of the Audit Committee. In 1976, Mr. Ready founded LSI Industries, Inc., Cincinnati, Ohio, which engineers, manufactures and markets commercial/industrial lighting and graphics products, and has served as its President and Chairman of its Board of Directors since that time.

     Jerry L. Ruyan has more than 20 years experience in the diagnostics products and medical industries, is a founder of the Company and has been a Director of the Company since March 1977. Currently, Mr. Ruyan's principal occupation is investment in business ventures, primarily privately held organizations and presently as a partner in Redwood Ventures LLC. Mr. Ruyan served as Chief Executive Officer of the Company from July 1992 to May 1995. In May 1995, Mr. Ruyan reduced his day-to-day involvement in the Company in order to pursue outside interests. He relinquished the title of Chief Executive Officer at that time and continues to serve as a Director and an employee. Mr. Ruyan served as the President of the Company from June 1986 to July 1992. From June 1986 through January 1992, Mr. Ruyan served as Chief Operating Officer.

                           DESCRIPTION OF DEBENTURES

     The Debentures will be issued under an Indenture (the "Indenture") to be dated as of September 1, 1996, between the Company and Star Bank, National Association as Trustee (the "Trustee"). The Debentures will represent unsecured general obligations of the Company, subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Debentures" and convertible into Common Stock as described under "Conversion of Debentures." The Debentures will be limited to $12,500,000 aggregate principal amount ($14,375,000 if the Underwriters' over-allotment option is exercised), will be issued in fully registered form only in denominations of $1,000 or any integral multiple thereof and will mature on September 1, 2006.

     The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement and is also available for inspection at the office of the Trustee. Whenever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

     Interest at the annual rate set forth on the cover page hereof is payable semi-annually on March 1 and September 1, commencing on March 1, 1997, to holders of record at the close of business on the preceding February 15 and August 15, respectively. Interest on the Debentures offered hereby will accrue from the date of initial issuance.

     Principal and premium, if any, will be paid and the Debentures may be presented for conversion, registration of transfer, and exchange, without service charge, at the corporate trust office of the Trustee in Cincinnati, Ohio. Interest will be paid by checks mailed to holders of record unless other arrangements are made.

CONVERSION OF DEBENTURES

     The holders of Debentures will be entitled at any time prior to the close of business on September 1, 2006, subject to prior redemption, to convert the Debentures or portions thereof (which are $1,000 or integral multiples thereof) into shares of Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Debenture for interest accrued thereon or for dividends on any shares of Common Stock issued. If any Debenture not called for redemption is converted between a record date for the payment of interest and the related interest payment date, the Debenture must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted. The Company is not permitted to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last trading day prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the redemption date.

     The conversion price is subject to adjustment under formulas as set forth in the Indenture in certain events, including: the issuance of shares of Common Stock of the Company as a dividend or distribution on the Common Stock; subdivisions, combinations, and reclassifications of the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants entitling them for a period not exceeding 45 days to subscribe for Common Stock at less than the then current market price (as defined); and the distribution to all holders of Common Stock of any securities (other than Common Stock) or evidences of indebtedness of the Company or of assets (excluding cash dividends or distributions from retained earnings) or rights or warrants to subscribe for or purchase any of its securities (excluding those referred to above). No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company reserves the right to make such reductions in the conversion price, in addition to those required by the foregoing provisions, as the Company in its discretion shall determine to be advisable in order that certain share-related distributions made by the Company to its shareholders after the date of this Prospectus will not be taxable. Except as stated above, the conversion price will not be adjusted for the issuance of shares of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right to purchase any of the foregoing, in exchange for cash, property, or services.

     In the case of a consolidation, merger or statutory share exchange involving the Company as a result of which holders of Common Stock will be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for shares of Common Stock or in the case of a sale or conveyance to another corporation of all or substantially all the property and assets of the Company, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such consolidation, merger, statutory share exchange, sale or conveyance had such Debentures been converted to shares of Common Stock immediately prior to such consolidation, merger, statutory share exchange, sale or conveyance.

     In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the conversion price, the holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; the absence of such an adjustment in certain other circumstances may also result in a taxable dividend to the holders of Common Stock.

OPTIONAL REDEMPTION

     The Debentures will be redeemable on at least 15 and not more than 60 days' notice, at the option of the Company, as a whole or in part, at any time after issuance, at the following prices (expressed as percentages of the principal amount), together with accrued interest to the date fixed for redemption:

     If redeemed during the 12-month period beginning September 1:

YEAR     PERCENTAGE             YEAR     PERCENTAGE
- ----     ----------             ----     ----------
1997            %               2000            %
1998                            2001
1999                            2002

and 100% if redeemed on or after September 1, 2003; provided, however, that the Debentures may not be redeemed prior to September 1, 1999, unless the last reported sales price (determined as provided in the Indenture) of the Common Stock equals or exceeds 140% of the then effective conversion price (as described above) for at least 20 trading days within a period of 30 consecutive trading days ending no earlier than five trading days prior to the date of the notice of redemption.

SUBORDINATION OF DEBENTURES

     The indebtedness evidenced by the Debentures is subordinate to the prior payment in full of all Senior Indebtedness (as defined). During the continuance beyond any applicable grace period of any default in the payment of principal, interest or rental on any Senior Indebtedness, no payment of principal of, premium, if any, or interest on the Debentures shall be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness. By reason of such subordination, in the event of the Company's dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Debentures may receive less, ratably, than the other creditors of the Company or may receive no consideration at all. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Indebtedness" will be defined to mean the following, whether outstanding on the date of execution of the Indenture or thereafter created, incurred, assumed or guaranteed:

          (a) Principal of and premium, if any, and interest on indebtedness of the Company for money borrowed (including any indebtedness secured by a mortgage or other lien which is (i) given to secure all or part of the purchase price of property subject thereof, whether given to the vendor of such property or to another, or (ii) existing on property at the time of acquisition thereof) evidenced by notes or other written obligations;

          (b) Principal of and premium, if any, and interest on indebtedness of the Company evidenced by notes, debentures, bonds or other securities of the Company;

          (c) The amount of the Company's liability determined under generally accepted accounting principles under any lease required to be classified as a liability on the Company's balance sheet;

          (d) Principal of and premium, if any, and interest on indebtedness of others of the kinds described in either of the preceding clauses (a) or
     (b), or, to the extent set forth in the preceding clause (c), leases of others of the kind described in the preceding clause (c) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and

          (e) Principal of and premium, if any, and interest on renewals, extensions, or refundings of indebtedness of the kinds described in any of the preceding clauses (a), (b) or (d) or, to the extent set forth in the preceding clause (c), renewals or extensions of leases of the kinds described in either of the preceding clauses (c) or (d);

unless, in the case of any particular indebtedness, lease, renewal, extension, or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, or refunding is subordinate to any other indebtedness of the Company or that such indebtedness, lease, renewal, extension, or refunding is not superior in right of payment to the Debentures.

     The Indenture permits the Trustee to become a creditor of the Company and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness.

REPURCHASE EVENT

     Upon the occurrence of a Repurchase Event, each holder of Debentures shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Debentures pursuant to the offer described below (the "Repurchase Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Repurchase Payment"). Within 30 days after the occurrence of a Repurchase Event, the Company shall mail a notice to each holder stating among other things: (1) the Repurchase Payment and the purchase date, which shall not be earlier than 45 days nor later than 60 days from the date such notice is mailed or such later date as may be necessary for the Company to comply with the requirements of the 1934 Act (the "Repurchase Date");
(2) that any Debenture not tendered will continue to accrue interest; (3) that, unless the Company defaults in the payment of the Repurchase Payment, all Debentures accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest after the Repurchase Date; and (4) certain other procedures that a holder must follow to accept a Repurchase Offer or to withdraw such acceptance. The Company will comply with any applicable requirements of the Exchange Act and other securities laws, and the regulations thereunder, governing the repurchase of the Debentures in connection with a Repurchase Event and may modify a Repurchase Offer to effect such compliance.

     A Repurchase Event is generally defined to include (i) the acquisition of 50% or more of the Company's voting stock by a person or group, other than any current holder of 5% or more of the Company's Common Stock (or a group including such a holder); (ii) a change, over a two-year period, in the composition of the Company's Board of Directors such that, with limited exceptions, the Board members at the beginning of the period no longer constitute a majority of the Board; (iii) certain consolidations and mergers involving the Company or sales of assets of the Company, if the primary effect is that, after the transaction, a person or group, other than a current holder of 5% or more of the Company's Common Stock (or group including such a holder), has more than 50% of the ordinary voting power of the surviving corporation; (iv) the acquisition by the Company of over 30% of the outstanding shares of its capital stock during any 12-month period; and (v) certain (A) distributions in respect of the Company's capital stock or (B) acquisitions by the Company of its capital stock, if, in either case, the sum of the (x) ratio of the fair market value of the price paid in the current distribution or acquisition to the then-fair market value of the Company's outstanding capital stock plus (y) the similar ratios for all other distributions or acquisitions, respectively, during the prior 12-month period, exceeds 30%. For purposes of the Repurchase Event tests, the Company's "voting stock" means the Common

Stock plus any other class or classes of stock which may be issued and have general voting power in the election of the Company's Board of Directors. The Company's "capital stock" means any stock which does not have dividend or liquidation priority over other stock of the Company, irrespective of relative voting powers. Currently, the Company's only "voting stock" and "capital stock" is its Common Stock.

     On the Repurchase Date, the Company will deposit with the Trustee an amount equal to the Repurchase Payment in respect of all Debentures or portions thereof that have been tendered. The Trustee shall promptly mail to each holder of Debentures accepted for payment an amount equal to the Repurchase Price for such Debentures, and the Trustee shall promptly authenticate and mail to each holder a new Debenture equal in principal amount to any unpurchased portion of the Debentures surrendered.

     Except as described above with respect to a Repurchase Event, the Indenture does not contain any other provisions that permit the holders of the Debentures to require that the Company repurchase or redeem the Debentures in the event of a takeover or similar transaction. The provisions of the Indenture relating to the purchase of Debentures upon a Repurchase Event may impede the completion of a merger, tender offer or other takeover attempt. See "Description of Capital Stock." Neither the Trustee nor the Company's Board of Directors may relieve the Company of its obligation to repurchase Debentures.

     Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit the Company from purchasing any Debentures or may provide that certain change in control events with respect to the Company would constitute a default under such agreements. In the event a Repurchase Event occurs at a time when the Company is prohibited from purchasing Debentures, the Company could seek the consent of its lenders for the purchase of Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Debentures. In such case, the Company's failure to purchase tendered Debentures would constitute an Event of Default under the Indenture. In such circumstances, the subordination provisions in the Indenture would restrict payments to the holders of Debentures.

EVENTS OF DEFAULT

     An Event of Default will be defined in the Indenture as being: default in the payment of any installment of interest upon any of the Debentures as and when the same shall become due and payable, and continuance of such default for a period of 15 days; default in payment of principal or premium, if any, on the Debentures when the same becomes due and payable at maturity, upon redemption or otherwise, whether or not prohibited by the subordination provisions of the Indenture; default by the Company for 30 days after notice in the observance or performance of any other covenant in the Indenture; default under any obligations for money borrowed aggregating $1,000,000 or more; or certain events involving bankruptcy, insolvency, or reorganization of the Company. The Indenture will provide that the Trustee is required, within 90 days after the occurrence of a default which is known to the Trustee and is continuing, to give to the holders of the Debentures notice of such default; provided that, except in the case of default in the payment of principal or premium, if any, or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debentures.

     The Indenture will provide that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Debentures then outstanding may declare the principal of all the Debentures to be due and payable immediately, but if the Company shall cure all defaults (other than the nonpayment of interest and premium, if any, on and principal of any Debentures which shall have become due solely by reason of acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debentures then outstanding.

     The holders of a majority in principal amount of the Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee subject to certain limitations specified in the Indenture.

     In certain cases, the holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive any past default or Event of Default except, unless theretofore cured, a default in the payment of the principal of, premium, if any, or interest on any of the Debentures (other than the nonpayment interest and premium, if any, on and principal of any Debentures which shall become due by acceleration) or a default relating to an obligation of the Company which cannot be modified without the consent of the holder of each Debenture affected.

MERGERS AND SALES OF ASSETS BY THE COMPANY

     Subject to the provisions described above under "Repurchase Event," the Company may consolidate with or merge into any other corporation, or sell or transfer all or substantially all of its assets to any corporation, provided that the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof and shall assume all of the obligations of the Company under the Indenture.

MODIFICATION OF THE INDENTURE

     The Indenture will contain provision permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debentures except that no such modification shall, without the consent of the holder of each Debenture so affected (i) extend the fixed maturity of any Debenture, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or redemption premium thereon, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Debentures are payable or impair the right to convert the Debentures into shares of Common Stock subject to the terms set forth in the Indenture, or (ii) reduce the aforesaid percentage of Debentures, the consent of the holders of which is required for any such modification.

MISCELLANEOUS

     No holder of a Debenture may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium, if any, or interest or the conversion of the Debentures) unless the holders of at least 25% of the principal amount of Debentures then outstanding shall have requested the Trustee to institute such action, and the Trustee shall not have instituted such action within 60 days of such request.

     A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under the Debentures or the Indenture, or for any claim based on, in respect of or by reason of, such obligations or their creation. Each holder of Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Debentures.

     Whether or not required by the rules and regulations of the Commission, so long as any Debentures are outstanding, the Company will furnish holders of Debentures all quarterly and annual information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K as if the Company were required to file such Forms. See "Available Information."

CONCERNING THE TRUSTEE

     Star Bank, National Association, the Trustee under the Indenture, may at times be a depository for funds of, make loans to or perform services for the Company and its subsidiaries in the normal course of business. The Indenture does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, without par value, and 1,000,000 shares of preferred stock, without par value. The following description of certain matters relating to the capital stock of the Company is a summary and is qualified in its entirety of the provisions of the Company's Articles of Incorporation and Code of Regulations.

COMMON STOCK

     The Company had 14,277,509 shares issued and outstanding immediately prior to the date of this Prospectus. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes in the election of directors.

     Subject to preferences which may be granted to holders of preferred stock, holders of Common Stock are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferred stock liquidation preferences.

     Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of the Company and there are no redemption or sinking fund provisions with regard to the Common Stock. All outstanding shares of Common Stock are fully paid, validly issued, and non-assessable.

     The vote of the holders of 66 2/3% of all outstanding shares is required to amend the Articles of Incorporation and to approve mergers, reorganizations and similar transactions.

PREFERRED STOCK

     Preferred stock may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine without any approval of shareholders. Preferred stock could be given voting and conversion rights which would adversely affect the voting power and equity of holders of Common Stock and could have preference to Common Stock with respect to dividend and liquidation rights. The preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of the Company. None of the preferred stock is outstanding and the Company has no plans at present to issue any such shares.

PROVISIONS AFFECTING BUSINESS COMBINATIONS

     Ohio law governs the rights of shareholders of the Company. Chapter 1704 of the Ohio Revised Code may be viewed as having an antitakeover effect. This statute, in general, prohibits an "issuing public corporation" (the definition of which would include the Company) from entering into a "Chapter 1704 Transaction" with the beneficial owner (or affiliates of such beneficial owner) of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) by the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation (or such different proportion as set forth in the corporation's articles of incorporation), including a majority of the outstanding shares, excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to cause an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

     In addition, Section 1707.043 of the Ohio Revised Code requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

     Section 1701.831 of the Ohio Revised Code contains provisions which permit a "control share acquisition" of an "issuing public corporation" only with the prior authorization of a majority of the disinterested shareholders, which could operate as a deterrent to an acquisition of the Company. However, as permitted by this Section, the Company's Articles of Incorporation contain a provision exempting the Company from the operation of this Section. As a result, these provisions of the Ohio Revised Code will not act as a deterrent to an acquisition of the Company or the accumulation of a large amount of the Company's Common Shares. However, the Company's Articles of Incorporation could be amended in the future to make Section 1701.831 applicable to the Company with the vote of two-thirds of the shares eligible to vote on the proposal.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for the Company's Common Stock is The Fifth Third Bank, Cincinnati, Ohio.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Roney & Co. is acting as representative (the "Representative"), have individually agreed to purchase from the Company the principal amounts of Debentures set forth below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such Debentures if any are purchased.

                                                                               PRINCIPAL
                                      NAME                                      AMOUNT
    ------------------------------------------------------------------------  -----------
    Roney & Co. ............................................................  $
                                                                              -----------
              Total.........................................................  $12,500,000
                                                                               ==========

     The Underwriters propose to offer the Debentures to the public initially at the offering price set forth on the cover page of this Prospectus and to certain broker dealers at such offering price less a concession not to exceed % of the principal amount. The Underwriters may allow, and such broker dealers may
re-allow, a concession, not to exceed   % of the principal amount, on sales to
other broker dealers. The offering price and concessions to broker dealers may be changed by the Underwriters after the initial offering.

     The offering of the Debentures is made for delivery when, as and if accepted by the Underwriters, subject to prior sale and withdrawal, cancellation or modification of the offer without notice.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an additional $1,875,000 principal amount of Debentures to cover over-allotments. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the $12,500,000 principal amount of Debentures offered hereby. If purchased, the Underwriters will sell such additional Debentures on the same terms on which the $12,500,000 principal amount of Debentures are being offered.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with this offering, certain Underwriters and selling group members, if any, or their respective affiliates may engage in passive market making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of, among other things, displaying bids limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Keating, Muething & Klekamp, Cincinnati, Ohio. Gary P. Kreider, a partner in Keating, Muething & Klekamp, serves as a director of the Company. Members of that firm beneficially own 34,643 shares of Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Taft, Stettinius & Hollister, Cincinnati, Ohio.

                                    EXPERTS

     The audited financial statements and schedules included or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                           GLOSSARY OF SELECTED TERMS

     The following glossary defines terms used to describe the Company's business.

     ANTIBODY. Highly specific proteins that bind with and counteract antigens. Immunoassays make use of the specific binding properties of antibodies with antigens in diagnostic tests.

     ANTIGEN. A foreign substance, generally produced by a bacterium, virus or fungus which immunoassays measure, that induces the formation of antibodies.

     ASPERGILLUS. A fungus which is an opportunistic pathogen and may produce a severe and persistent infection.

     ASSAY. Any test procedure used to detect or measure a specific substance in body fluids.

     BLASTOMYCES. A fungus which causes infection due to inhalation through the pulmonary route. Infection is marked by tumors in the skin or by lesions in the lungs, bones, tissues, liver, spleen and kidneys.

     C. DIFFICILE. A bacteria (Clostridium difficile) which causes a serious diarrheal disease affecting the digestive system. Toxigenic strains of C. difficile produce two toxins having pathogenic effects in humans. Toxin A causes enteric fluid accumulation, diarrhea and intestinal hemorrhaging. It has been hypothesized that, once the colon is damaged by toxin A, toxin B can enter the circulatory system and cause widespread tissue deterioration.

     COCCIDIOIDES. A fungus which causes infection due to the inhalation of spores. The primary form of the disease is an acute respiratory infection. It is primarily endemic in arid areas such as southern Arizona and Southern California and is commonly known as "Valley Fever".

     CRYPTOCOCCUS. An opportunistic yeastlike organism which infects humans, causing an infection involving the skin, lungs, brain and spinal column, commonly associated with immunocompromised patients, such as those suffering from AIDS and cancer.

     CRYPTOSPORIDIUM. A severe parasitic infection of the gastrointestinal tract causing severe diarrhea, abdominal pain and electrolyte imbalance.

     CYTOMEGALOVIRUS. One of a group of herpes viruses that infect humans. This virus can cause a variety of symptoms, but the majority of infections are very mild or subclinical.

     ENZYME. Protein which accelerates reactions between substances; used to produce a color in enzyme immunoassays.

     ENZYME IMMUNOASSAY ("EIA"). Immunoassay using an enzyme conjugated to the antigen or a specific antibody which is used to detect its homologous antibody or antigen.

     FUNGAL SEROLOGY. Diagnosis of fungus-related systemic and respiratory infections.

     GIARDIA. The most common single-celled parasite which is spread via contaminated food and water and direct person-to-person contact. Representing the most common parasitic disease, it infects the small intestine, producing diarrhea, gastrointestinal discomfort, electrolyte imbalance, nausea and weight loss.

     H. PYLORI. Helicobacter pylori is the most common and important cause of gastritis and has been linked to the cause of chronic recurrent duodenal ulcers. Treatments that eradicate H. pylori have produced dramatic reductions in ulcer recurrence.

     HERPES SIMPLEX VIRUS. A herpes virus which is characterized by the formation of clusters of small vesicles and causes an inflammatory skin disease.

     HISTOPLASMA. A fungus which causes infection due to the inhalation or ingestion of spores. The infection is usually asymptomatic, but may cause acute pneumonia.

     IMMUNOASSAY. Procedure using antigens and antibodies to detect and measure minute concentrations of biological materials; includes radioimmunoassay and nonisotopic assays, which do not use radioactive materials, such as enzyme immunoassay.

     IMMUNODIAGNOSTIC.  Diagnosis based on blood serum reactions to antigens.

     IMMUNODIFFUSION. A technique of study of antigen-antibody reactions by observing precipitates formed by the combination of specific antigens and antibodies which have diffused in a gel in which they had been separately placed.

     IMMUNOFLUORESCENCE. The use of fluorescence-labeled antibodies to identify bacterial, viral or other antigenic material specific to the labeled antibody.

     IN VITRO.  Outside the living body, for example, in a test tube.

     MONONUCLEOSIS. A common, acute, self-limited disease caused by the Epstein-Barr virus.

     MONOCLONAL ANTIBODY. An antibody produced from a single clone of a plasma cell against a single antigenic epitope.

     PARASITOLOGY. The study of the diseased condition resulting from parasitic infection.

     PARTICLE AGGLUTINATION. A test format in which antigens or antibodies bind to solid particles enabling visualization of test result.

     PATHOGEN. An agent that causes disease such as a bacterium, virus or fungi.

     PNEUMOCYSTIS. A microorganism which is the causative agent of a highly contagious, epidemic pneumonia.

     POLYCLONAL ANTIBODY. Antibodies produced from a series of plasma cells against a variety of antigenic epitopes.

     REAGENTS. Biological chemicals required to perform immunoassays; includes antibodies and antigens.

     STREP A. A classification of streptococci based upon cell-wall carbohydrate antigens. Streptococci Group A are bacteria which cause conditions such as septic sore throat, scarlet fever, and rheumatic fever.

                           MERIDIAN DIAGNOSTICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                      PAGE
                                                                                    --------
Report of Independent Public Accountants............................................    F-2
Consolidated Balance Sheets as of September 30, 1995 and 1994.......................    F-3
Consolidated Statements of Earnings for the Years Ended September 30, 1995, 1994 and
  1993..............................................................................    F-4
Consolidated Statements of Shareholders' Equity for the Years Ended September 30,
  1995, 1994 and 1993...............................................................    F-5
Consolidated Statements of Cash Flows for the Years Ended September 30, 1995, 1994
  and 1993..........................................................................    F-6
Notes to Consolidated Financial Statements..........................................    F-7
Consolidated Balance Sheets as of June 30, 1996 (unaudited) and September 30,
  1995..............................................................................   F-16
Consolidated Statements of Earnings for the Nine Months Ended June 30, 1996 and 1995
  (unaudited).......................................................................   F-18
Consolidated Statements of Shareholders' Equity for the Nine Months Ended June 30,
  1996 (unaudited)..................................................................   F-19
Consolidated Statements of Cash Flows for the Nine Months Ended June 30, 1996 and
  1995 (unaudited)..................................................................   F-20
Notes to Consolidated Financial Statements (unaudited)..............................   F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Meridian Diagnostics, Inc.:

     We have audited the accompanying consolidated balance sheets of MERIDIAN DIAGNOSTICS, INC. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Diagnostics, Inc. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
November 10, 1995

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                  AS OF SEPTEMBER 30,
                                                                              ---------------------------
                                                                                 1995            1994
                                                                              -----------     -----------
ASSETS
Current Assets:
  Cash and short-term investments (Note 2)..................................  $ 8,918,637     $ 8,831,983
  Accounts receivable, less allowance of $164,136 in 1995 and $113,183 in
    1994 for doubtful accounts..............................................    6,482,999       5,169,989
  Inventories (Note 3)......................................................    3,032,655       3,020,071
  Prepaid expenses and other................................................      321,775         108,423
  Deferred tax assets.......................................................      324,910         282,929
                                                                              -----------     -----------
         Total current assets...............................................   19,080,976      17,413,395
                                                                              -----------     -----------
Property, Plant and Equipment:
  Land......................................................................      269,217         273,688
  Buildings and improvements................................................    6,162,668       3,716,649
  Machinery, equipment and furniture........................................    5,525,455       4,595,550
  Construction in progress..................................................           --       1,063,702
                                                                              -----------     -----------
                                                                               11,957,340       9,649,589
  Less -- accumulated depreciation and amortization.........................    4,816,905       4,248,561
                                                                              -----------     -----------
         Net property, plant and equipment..................................    7,140,435       5,401,028
                                                                              -----------     -----------
Other Assets (Notes 1 and 4):
  Long-term receivable......................................................       12,670              --
  Deferred tax assets.......................................................       87,879          59,841
  Deferred debenture offering costs, net of accumulated amortization of
    $133,357 in 1995 and $96,876 in 1994....................................      395,731         665,595
  Covenants not to compete, net of accumulated amortization of $1,827,718 in
    1995 and $1,337,375 in 1994.............................................    2,432,876       2,923,219
  License agreements, net of accumulated amortization of $772,433 in 1995
    and $714,878 in 1994....................................................      362,680         420,235
  Patent, tradenames and distributorships, net of accumulated amortization
    of $475,762 in 1995 and $267,365 in 1994................................    1,837,238       2,045,635
  Other intangible assets, net of accumulated amortization of $85,570 in
    1995 and $43,503 in 1994................................................      620,192         685,218
  Cost in excess of net assets acquired, net of accumulated amortization of
    $458,482 in 1995 and $255,753 in 1994...................................    2,598,511       2,714,964
                                                                              -----------     -----------
         Total other assets.................................................    8,347,777       9,514,707
                                                                              -----------     -----------
         Total assets.......................................................  $34,569,188     $32,329,130
                                                                              ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term obligations (Note 5).........................  $   381,932     $   367,969
  Current portion of capital lease obligations (Note 5).....................       63,561              --
  Accounts payable..........................................................      689,869       1,843,489
  Accrued payroll and payroll taxes.........................................      723,946         650,530
  Other accrued expenses....................................................      937,348         649,732
  Income taxes payable......................................................      458,707         902,069
                                                                              -----------     -----------
         Total current liabilities..........................................    3,255,363       4,413,789
                                                                              -----------     -----------
Long-Term Obligations (Note 5)..............................................   12,285,668      14,683,369
                                                                              -----------     -----------
Capital Lease Obligations (Note 5)..........................................      149,925              --
                                                                              -----------     -----------
Shareholders' Equity (Note 7):
  Preferred stock, no par value, 1,000,000 shares authorized; none issued...           --              --
  Common stock, no par value, 25,000,000 shares authorized; 12,924,814 and
    12,292,935 shares issued and outstanding, respectively, stated at.......    1,487,159       1,179,583
  Additional paid-in capital................................................   13,895,901      10,824,012
  Retained earnings.........................................................    3,747,930       1,448,736
  Cumulative foreign currency translation adjustment........................     (252,758)       (220,359)
                                                                              -----------     -----------
         Total shareholders' equity.........................................   18,878,232      13,231,972
                                                                              -----------     -----------
         Total liabilities and shareholders' equity.........................  $34,569,188     $32,329,130
                                                                              ===========     ===========

- ---------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                           FOR THE YEARS ENDED SEPTEMBER 30,
                                                      -------------------------------------------
                                                         1995            1994            1993
                                                      -----------     -----------     -----------
Net Sales...........................................  $25,109,711     $21,876,773     $16,170,990
Cost of Sales.......................................    8,008,529       7,518,179       5,097,988
                                                      -----------     -----------     -----------
          Gross profit..............................   17,101,182      14,358,594      11,073,002
                                                      -----------     -----------     -----------
Operating Expenses:
  Research and development..........................    1,432,315       1,432,928       1,165,210
  Selling and marketing.............................    5,228,717       4,747,398       3,715,517
  General and administrative........................    3,864,294       3,364,584       2,667,172
                                                      -----------     -----------     -----------
          Total operating expenses..................   10,525,326       9,544,910       7,547,899
                                                      -----------     -----------     -----------
          Operating income..........................    6,575,856       4,813,684       3,525,103
Other Income (Expense):
  Licensing and related fees........................      102,698              --          55,000
  Interest income...................................      435,686         253,644          56,551
  Interest expense..................................   (1,134,844)     (1,092,345)       (178,950)
  Cost of withdrawn stock offering..................           --              --        (404,499)
  Other, net........................................      (19,470)          8,420          48,153
                                                      -----------     -----------     -----------
          Total other income (expense)..............     (615,930)       (830,281)       (423,745)
                                                      -----------     -----------     -----------
          Earnings before income taxes..............    5,959,926       3,983,403       3,101,358
Income Taxes (Note 6)...............................    2,435,815       1,542,282       1,211,904
                                                      -----------     -----------     -----------
          Net earnings..............................  $ 3,524,111     $ 2,441,121     $ 1,889,454
                                                      ===========     ===========     ===========
Primary Weighted Average Number of Common Shares
  Outstanding.......................................   12,354,752      12,277,392      12,263,791
                                                      ===========     ===========     ===========
Primary Earnings Per Common Share...................  $       .29     $       .20     $       .15
                                                      ===========     ===========     ===========
Fully Diluted Weighted Average Number of Common
  Shares Outstanding................................   14,541,603              NA              NA
                                                      ===========     ===========     ===========
Fully Diluted Earnings Per Common Share.............  $       .28              NA              NA
                                                      ===========     ===========     ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   NUMBER OF                                             CUMULATIVE
                                    COMMON                                                FOREIGN
                                    SHARES                   ADDITIONAL                  CURRENCY
                                  ISSUED AND      COMMON       PAID-IN      RETAINED     TRANSLATION
                                  OUTSTANDING     STOCK        CAPITAL      EARNINGS     ADJUSTMENT     TOTAL
                                  -----------   ----------   -----------   -----------   ---------   -----------
Balance at September 30, 1992...    7,705,453   $  851,975   $ 7,563,763   $ 2,258,187   $   2,560   $10,676,485
Net earnings....................           --           --            --     1,889,454          --     1,889,454
Cash dividends paid -- $.06 per
  share as adjusted.............           --           --            --      (702,325)         --      (702,325)
Exercise of stock options.......        1,249          900         4,839            --          --         5,739
3% stock dividend...............      231,201      154,142     1,811,067    (1,965,209)         --            --
Foreign currency translation
  adjustment....................           --           --            --            --    (252,341)     (252,341)
                                  -----------   ----------   -----------   -----------   ---------   -----------
Balance at September 30, 1993...    7,937,903    1,007,017     9,379,669     1,480,107    (249,781)   11,617,012
Net earnings....................           --           --            --     2,441,121          --     2,441,121
Cash dividends paid -- $.08 per
  share as adjusted.............           --           --            --      (908,209)         --      (908,209)
Exercise of stock options.......       18,689       12,638        39,988            --          --        52,626
3% stock dividend...............      238,698      159,928     1,404,355    (1,564,283)         --            --
Foreign currency translation
  adjustment....................           --           --            --            --      29,422        29,422
                                  -----------   ----------   -----------   -----------   ---------   -----------
Balance at September 30, 1994...    8,195,290    1,179,583    10,824,012     1,448,736    (220,359)   13,231,972
Net earnings....................           --           --            --     3,524,111          --     3,524,111
Fractional shares...............         (570)        (293)       (3,049)           --          --        (3,342)
Cash dividends paid -- $.10 per
  share as adjusted.............           --           --            --    (1,224,917)         --    (1,224,917)
Exercise of stock options.......       42,849       14,961        34,131            --          --        49,092
3 for 2 stock split.............    4,097,645           --            --            --          --            --
Debenture Conversions (Note
  5)............................      589,600      292,908     3,040,807            --          --     3,333,715
Foreign currency translation
  adjustment....................           --           --            --            --     (32,399)      (32,399)
                                  -----------   ----------   -----------   -----------   ---------   -----------
Balance at September 30, 1995...   12,924,814   $1,487,159   $13,895,901   $ 3,747,930   $(252,758)  $18,878,232
                                  ===========   ==========   ===========   ===========   =========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    FOR THE YEARS ENDED SEPTEMBER 30,
                                                               -------------------------------------------
                                                                  1995            1994            1993
                                                               -----------     -----------     -----------
Cash Flows from Operating Activities:
  Net earnings...............................................  $ 3,524,111     $ 2,441,121     $ 1,889,454
  Non-cash items --
     Depreciation and amortization of property, plant and
       equipment.............................................      863,436         703,190         580,979
     Amortization of intangible assets.......................    1,147,987       1,009,950         471,045
     Deferred interest expense...............................      154,950          94,978              --
     Revenues received in advance recorded in income.........           --              --         (55,000)
     Deferred income taxes...................................      (70,019)       (263,977)         28,079
  Changes in current assets excluding cash and short-term
     investments.............................................   (1,611,612)     (1,865,471)     (1,328,516)
  Changes in current liabilities excluding current portion of
     long-term obligations...................................   (1,150,277)      2,305,066         516,355
  Long-term receivable and payable...........................       (2,470)             --              --
                                                               -----------     -----------     -----------
          Net cash provided by operating activities..........    2,856,106       4,424,857       2,102,396
                                                               -----------     -----------     -----------
Cash Flows from Investing Activities:
  Property, plant, and equipment acquired, net...............   (2,472,177)     (1,426,485)       (718,135)
  Product line acquisition --
     Inventory and equipment.................................           --        (571,446)       (262,972)
     Covenants not to compete................................           --      (1,100,000)     (1,500,000)
     Patent, tradenames, customer lists and other............           --      (1,375,000)     (1,394,000)
     Cost in excess of net assets acquired...................           --        (346,434)       (297,722)
  Proceeds from sale of product line.........................           --         500,000              --
  Acquisition of license agreements..........................           --         (55,898)        (80,000)
  Advance royalties paid.....................................           --         (25,000)             --
                                                               -----------     -----------     -----------
          Net cash used for investing activities.............   (2,472,177)     (4,400,263)     (4,252,829)
                                                               -----------     -----------     -----------
Cash Flows from Financing Activities:
  Proceeds from subordinated debentures, net of offering
     costs...................................................           --              --      10,737,530
  Proceeds from other long-term obligations..................    1,284,005         634,970              --
  Repayment of long-term obligations.........................     (388,246)       (462,339)       (219,145)
  Dividends paid.............................................   (1,224,917)       (908,209)       (702,325)
  Proceeds from issuance of common stock.....................       45,750          52,626           5,739
  Effect of exchange rate changes on cash....................      (13,867)         14,749          (6,229)
                                                               -----------     -----------     -----------
          Net cash provided by (used for) financing
            activities.......................................     (297,275)       (668,203)      9,815,570
                                                               -----------     -----------     -----------
Net Increase (Decrease) in Cash and Short-Term Investments...       86,654        (643,609)      7,665,137
Cash and Short-Term Investments at Beginning of Period.......    8,831,983       9,475,592       1,810,455
                                                               -----------     -----------     -----------
Cash and Short-Term Investments at End of Period.............  $ 8,918,637     $ 8,831,983     $ 9,475,592
                                                               ===========     ===========     ===========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for --
     Income taxes............................................  $ 2,882,336     $ 1,034,000     $ 1,195,000
     Interest................................................      883,356         852,265         160,062
  Capitalized lease obligations..............................      259,240              --              --
  Estimated contingent consideration related to product line
     acquisitions (Note 5)...................................           --       1,972,000              --
  Conversion of debentures to common stock, net of
     amortization of deferred debenture offering costs of
     $186,285 (Note 5).......................................    3,333,715              --              --

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Meridian Diagnostics, Inc. and its subsidiaries, Omega Technologies, Inc., Meridian Diagnostics Europe s.r.1. ("MDE") and Meridian Diagnostics International, Inc. (collectively, "Meridian" or the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     (B) SHORT-TERM INVESTMENTS -- The Company adopted Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), in 1995. In accordance with FAS 115, prior years' financial statements have not been restated to reflect the change in accounting method. There was no cumulative effect as a result of adopting FAS 115 in 1995.

     Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale, along with any equity securities. At September 30, 1995, the Company's investments in debt and equity securities were classified as cash and short-term investments due to their short-term nature. These investments are diversified among high credit quality securities. The estimated fair value of cash investments approximates cost, and therefore, there are no unrealized gains or losses as of September 30, 1995.

     (C) INVENTORIES -- Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

     (D) PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in earnings. Maintenance and repairs are expensed as incurred. Depreciation and amortization are computed on the straight-line method in amounts sufficient to writeoff the cost over the estimated useful lives as follows:

        Buildings and improvements -- 5 to 33 years

        Machinery, equipment and furniture -- 3 to 10 years

     (E) OTHER ASSETS -- Other assets are stated at cost less accumulated amortization and are being amortized on a straight line basis over their estimated useful lives:

          Covenants not to compete -- 7 to 10 years

          License agreements -- 3 to 10 years

          Patents, tradenames and distributorships -- 10 to 15 years

          Cost in excess of net assets acquired and other intangible assets -- 15 years

          Deferred debenture offering costs -- 8 years

     Subsequent to their acquisition, the Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful lives of intangible assets may warrant revision or that the remaining balances of these assets may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, the Company uses an estimate of the related product line's cash flow over the remaining life of the asset in measuring whether the asset is recoverable.

     (F) INCOME TAXES -- The provision for income taxes includes federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between income for financial reporting and income for tax purposes. Research and experimentation credits are reflected as a reduction in income taxes when realized.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

     Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Prior period financial statements have not been restated to reflect the new accounting method. The cumulative effect of this change, as well as the effect of this new standard on income tax expense for the year ended September 30, 1994, and for each of the quarters in the period then ended, is not material.

     (G) EARNINGS PER COMMON SHARE -- Primary earnings per common share are based on the weighted average number of common shares outstanding during the year. No material dilution results from outstanding stock options which are the only common stock equivalent. Fully diluted earnings per share are dilutive for fiscal 1995 only and include the impact of assuming the convertible subordinated debentures are converted, net of the impact of pro forma interest expense.

     On September 12, 1995, the Company's Board of Directors declared a three-for-two stock split to shareholders of record on September 22, 1995. On November 16, 1994, the Company's Board of Directors declared a 3% stock dividend. On December 1, 1993, the Company's Board of Directors declared a 3% stock dividend. On November 23, 1992, the Company's Board of Directors declared a 5% stock dividend, and in March 1992, the Company's Board of Directors declared a three-for-two stock split. All data with respect to earnings per share, dividends per share and weighted average number of shares outstanding has been retroactively adjusted to reflect the stock splits and stock dividends.

     (H) RESEARCH AND DEVELOPMENT COSTS -- Research and development costs are charged to earnings as incurred.

     (I) REVENUE RECOGNITION -- Revenue is recognized from sales when a product is shipped. Income from licensing agreements is recognized as earned and as stipulated by the respective agreements.

     (J) TRANSLATION OF FOREIGN CURRENCY -- Assets and liabilities of foreign operations are translated using year-end exchange rates and revenues and expenses are translated using exchange rates prevailing during the year, with gains or losses resulting from translation included in a separate component of shareholders' equity. Gains and losses resulting from transactions in foreign currencies were immaterial.

     (K) SEGMENT DATA AND MAJOR CUSTOMERS -- The Company was formed in June 1976 and functions as a research, development, manufacturing, marketing and sales organization with primary emphasis in the field of diagnostic tests for infectious diseases. The Company grants credit under normal terms to its customers, primarily to hospitals, commercial laboratories and distributors in the United States and Europe.

     A summary of the Company's international operations is as follows:

                                                        1995           1994           1993
                                                     ----------     ----------     ----------
    Net sales......................................  $5,811,000     $4,609,000     $2,930,000
    Operating profit...............................   1,233,000        801,000        462,000
    Pre-tax income.................................     979,000        579,000        446,000
    Identifiable assets............................   4,583,000      3,904,000      2,657,000
    Accounts receivable............................   2,538,000      2,052,000      1,313,000

     Consolidated sales in thousands of dollars to individual customers constituting 10% or more of net sales were as follows:

                                                        YEARS ENDED SEPTEMBER 30,
                                            -------------------------------------------------
                                                1995              1994              1993
                                            -------------     -------------     -------------
    Customer A............................  $6,033   (24%)    $5,042   (23%)    $4,254   (26%)
    Customer B............................   2,569   (10%)     2,073    (9%)     1,823   (11%)

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

(2) CASH AND SHORT-TERM INVESTMENTS

     Cash and short-term investments (with maturities of less than 4 months) are comprised of the following:

                                                                        SEPTEMBER 30,
                                                                  -------------------------
                                                                     1995           1994
                                                                  ----------     ----------
    Cash and money market funds.................................  $1,562,795     $2,865,966
    Commercial paper............................................   3,655,842      3,996,017
    Corporate and municipal put bonds...........................   3,700,000      1,970,000
                                                                  ----------     ----------
                                                                  $8,918,637     $8,831,983
                                                                  ==========     ==========

     At September 30, 1995 and 1994, the market value of the Company's investments approximated cost. The municipal put bonds are putable every seven days and the principal balance is secured by a bank letter of credit.

(3) INVENTORIES

     Inventories are comprised of the following:

                                                                        SEPTEMBER 30,
                                                                  -------------------------
                                                                     1995           1994
                                                                  ----------     ----------
    Raw materials...............................................  $1,165,319     $1,354,412
    Work-in-process.............................................     626,077        649,205
    Finished goods..............................................   1,241,259      1,016,454
                                                                  ----------     ----------
                                                                  $3,032,655     $3,020,071
                                                                  ==========     ==========

(4) PRODUCT AND LICENSE AGREEMENT ACQUISITIONS

     (A) PRODUCT LINES -- In January 1994, the Company acquired a product line from an affiliate of Ortho Diagnostic Systems, Inc. ("ODSI"), a subsidiary of Johnson & Johnson, comprised of products used primarily for the detection of certain infectious diseases including Chlamydia, Herpes and various viral respiratory infections. The Company also acquired inventory, equipment, certain license rights, a trademark, customer lists, a noncompetition agreement and technical information for the manufacture of the products.

     The purchase included $3,300,000 in cash paid to ODSI and $82,000 of expenses. As additional consideration, Meridian will pay ODSI up to 6% of product sales made during the nine-year period beginning in January 1995. The Company has recorded the estimated present value of this additional consideration (Note 5).

     In a separate agreement dated March 14, 1994, the Company sold to VAI Diagnostics, Inc. certain tissue culture products and assets acquired in January 1994 from the affiliate of ODSI mentioned above. The $650,000 proceeds consisted of cash of $500,000, which was paid upon execution of the agreement, and $150,000 in an unsecured promissory note due in mid-1997. No gain or loss was recognized on this transaction.

     Also, in June 1993, the Company acquired a product line from ODSI which consisted of the branded products MONOSPOT and MONOLERT, which are rapid tests for infectious mononucleosis. The acquisition included certain patent and trademark rights, customer lists, inventory, technical information for the manufacture of the products, certain equipment and a noncompetition agreement.

     The purchase included $3,100,000 in cash paid to ODSI at the acquisition date, inventory purchased at unit prices specified in the agreement which aggregated approximately $233,000 and $122,000 of expenses. As

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES additional consideration, Meridian will pay ODSI 6% of product sales made during the three-year period beginning July 1, 1996. The Company has recorded the estimated present value of this additional consideration (Note 5). The Company also assumed ODSI's royalty obligations (equal to 4.25% of MONOLERT sales) to The Scripps Research Institute ("Scripps"). The obligation to pay royalties to Scripps expires in 2009.

     (B) LICENSE AGREEMENTS -- The Company has entered various license agreements as follows:

DATE ACQUIRED        LICENSOR/PRODUCT                   TERM                        COST
- --------------    -----------------------    --------------------------    -----------------------
October 1993      New England Medical        fifteen years                 $81,000 of which
                  Center Hospital/E. coli                                  $25,000 to be offset
                  Test                                                     against future
                                                                           royalties
January 1993      Tacoma Trading             ten years                     $80,000
                  Company/parasitology
                  concentration and
                  transport system
July 1991         Texas BioResource          five years, option to         $100,000 to be offset
                  Corp./bacterial urinary    extend for two additional     against future
                  tract infection test       five-year terms               royalties, option to
                                                                           purchase 25,062 shares
                                                                           of common stock which
                                                                           vests at the end of the
                                                                           agreement
April 1991        Disease Detection          ten years, option to          $442,000
                  International,             extend for two additional
                  Inc./rapid tests for       ten-year terms
                  the detection of strep
                  throat, pregnancy,
                  Toxoplasma, Rubella,
                  Cytomegalovirus and
                  Herpes

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

(5) LONG-TERM OBLIGATIONS, BANK CREDIT ARRANGEMENTS AND COMMITMENTS

     (A) LONG-TERM OBLIGATIONS -- Long-term obligations is comprised of the following at:

                                                                       SEPTEMBER 30,
                                                                ---------------------------
                                                                   1995            1994
                                                                -----------     -----------
    Convertible Subordinated Debentures, unsecured, 7 1/4%
      annual interest payable semi-annually on March 1 and
      September 1, principal due September 1, 2001............  $ 7,980,000     $11,500,000
    Domestic bank notes payable, secured by real estate and
      accounts receivable:
      Interest at 5.5%, payable in monthly installments of
         $16,276 with a balloon payment of $32,552 in March
         1996.................................................      113,932         292,969
      Interest at prime + 1/2% (9.25% at September 30, 1995),
         payable in monthly installments of $6,250 with a
         balloon payment of $375,000 in March 1997............      481,250         556,250
    Construction loan, interest at 7% to be converted to a 7%, twenty-year amortization mortgage note, payable in
      monthly installments of $14,878 beginning August 1996
      and a balloon payment of $1,478,357 due July 2003.......    1,918,975         634,970
    Estimated contingent consideration payable to ODSI,
      discounted at 7.25%, payable in quarterly variable
      installments, based on a percent of certain product
      sales, from 1995 to 2004 (Note 4).......................    2,163,244       2,067,149
    Other.....................................................       10,199              --
                                                                -----------     -----------
                                                                 12,667,600      15,051,338
    Less -- Current portion...................................      381,932         367,969
                                                                -----------     -----------
                                                                $12,285,668     $14,683,369
                                                                ===========     ===========

     The Convertible Debentures were called for redemption on October 10, 1995. Holders of the Debentures have the option of converting their Debentures into shares of Meridian Diagnostics' common stock prior to the redemption date of November 30, 1995, at a conversion price of $5.97 per share or, upon delivery of the Debentures, receiving cash. The Debentures will be redeemed at 105% of their face amount plus accrued interest. The conversion price of $5.97 per share is equivalent to a conversion rate of 167.5 shares per each $1,000 principal amount of Debentures. Through September 30, 1995, $3,520,000 of Debentures were converted to common stock net of $186,000 of deferred debenture offering costs, which were charged to additional paid-in capital. As of November 10, 1995, $1,074,000 of Debentures were outstanding.

     On a pro forma basis, assuming full conversion of the Debentures as of October 1, 1994, primary earnings per share for the year ended September 30, 1995 would have been reduced by $0.01 per share from $0.29 per share to $0.28 per share.

     The domestic bank notes payable are part of a bank credit arrangement which also includes a $6,000,000 line of credit which calls for interest at the prime rate and is part of the same security agreement. There were no borrowings outstanding on the line of credit at September 30, 1995. In connection with the bank credit arrangement, the Company has agreed, among other things, to meet certain financial ratio requirements and to limit additional indebtedness.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

     Maturities on the above long-term obligations are as follows:

        1996............................................................  $   381,932
        1997............................................................      771,672
        1998............................................................      379,451
        1999............................................................      372,479
        2000............................................................      285,985
        Thereafter......................................................   10,476,081
                                                                          -----------
                                                                          $12,667,600
                                                                          ===========

     (B) CAPITAL LEASE OBLIGATIONS -- The Company leases equipment with cost and related accumulated depreciation of $259,240 and $56,953, respectively, under capital leases expiring in various years through 2002. Amortization of assets under capital leases is included in depreciation expense.

     The future minimum annual rentals under the capital leases at September 30, 1995 are as follows:

        1996............................................................    $ 73,623
        1997............................................................      75,325
        1998............................................................      22,851
        1999............................................................      22,851
        2000............................................................      21,791
        Thereafter......................................................      34,148
                                                                            --------
        Subtotal........................................................    $250,589
        Less portion of payments representing interest..................     (37,103)
                                                                            --------
        Present value of lease payments.................................    $213,486
                                                                            ========

     (C) COMMITMENTS -- The Company has royalty agreements with various parties which require the Company to pay a specified percentage of the sales of certain products (1% to 10%). Royalty expenses for the years ended September 30, 1995, 1994 and 1993 were approximately $408,000, $357,000 and $280,000 respectively.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

(6) INCOME TAXES

     The provision for income taxes includes the following components:

                                                            YEARS ENDED SEPTEMBER 30,
                                                     ----------------------------------------
                                                        1995           1994           1993
                                                     ----------     ----------     ----------
    Federal:
      Currently payable............................  $1,866,090     $1,337,356     $  884,296
      Temporary differences --
         Revenue received in advance...............          --             --         18,700
         Tax depreciation (less) than book
           depreciation............................     (26,842)        (6,800)        (6,561)
         State franchise taxes.....................     (14,335)       (26,520)         2,959
         Currently nondeductible expenses..........     (13,720)       (42,745)         8,809
         Intangible asset amortization.............    (155,693)      (134,627)            --
         Other, net................................     117,224         (5,100)           598
                                                     ----------     ----------     ----------
                                                      1,772,724      1,121,564        908,801
    State and local................................     240,662        201,000        104,116
    Foreign........................................     422,429        219,718        198,987
                                                     ----------     ----------     ----------
              Total provision for income taxes.....  $2,435,815     $1,542,282     $1,211,904
                                                     ==========     ==========     ==========

     The following is a reconciliation between the statutory federal income tax rate and the effective rate derived by dividing the provision for income taxes by earnings before income taxes:

                                                      YEARS ENDED SEPTEMBER 30,
                                    -------------------------------------------------------------
                                          1995                  1994                  1993
                                    -----------------     -----------------     -----------------
                                      AMOUNT     RATE       AMOUNT     RATE       AMOUNT     RATE
                                    ----------   ----     ----------   ----     ----------   ----
    Computed provision for income
      taxes at statutory rate.....  $2,026,375   34.0%    $1,354,357   34.0%    $1,054,462   34.0%
    Increase/(decrease) in taxes
      resulting from --
      State and local income
         taxes, net of federal
         income tax effect........     158,837    2.7        132,660    3.3         68,684    2.2
      Foreign taxes...............     154,399    2.6         64,703    1.6         69,453    2.2
      Research and experimentation
         tax credits..............          --     --             --     --         (4,000)   (.1)
      Amortization of cost in
         excess of net assets
         acquired.................       8,033     .1          8,033     .2          8,033     .3
      Tax exempt income...........     (38,003)   (.6)       (14,022)   (.4)        (2,608)   (.1)
      Foreign Sales Corporation
         benefit..................     (34,250)   (.6)       (18,333)   (.4)        (2,000)   (.1)
      Officers Life Insurance.....      22,384     .4             --     --             --     --
      Other, net..................     138,040    2.3         14,884     .4         19,880     .7
                                    ----------   ----     ----------   ----     ----------   ----
              Actual provision for
                income taxes......  $2,435,815   40.9%    $1,542,282   38.7%    $1,211,904   39.1%
                                    ==========   ====     ==========   ====     ==========   ====

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

     The components of the net deferred tax assets were as follows at:

                                                                        SEPTEMBER 30,
                                                                   -----------------------
                                                                     1995          1994
                                                                   ---------     ---------
    Deferred tax assets:
      State income taxes.........................................  $  67,966     $  60,573
      Currently nondeductible expenses...........................    126,663       104,073
      Intangible asset amortization..............................    321,843       173,686
      Other......................................................    135,455       118,283
                                                                   ---------     ---------
              Total..............................................  $ 651,927     $ 456,615
                                                                   ---------     ---------
    Deferred tax liabilities:
      Depreciation...............................................    (27,295)     (113,845)
      Other......................................................   (211,843)           --
                                                                   ---------     ---------
              Total..............................................  $(239,138)    $(113,845)
                                                                   ---------     ---------
              Net deferred tax assets............................  $ 412,789     $ 342,770
                                                                   =========     =========

     No valuation allowances are recorded against deferred tax assets or deferred tax liabilities at September 30, 1995 or 1994.

(7) EMPLOYEE BENEFITS

     (A) SAVINGS AND INVESTMENT PLAN -- The Company has a profit sharing and retirement savings plan covering substantially all full-time employees. Profit sharing contributions to the plan, which are discretionary, are determined by the Board of Directors. The plan permits participants to contribute to the plan through salary reduction. Under terms of the plan, the Company will match up to 3% of the employee contributions. Discretionary and matching contributions by the Company to the plan amounted to approximately $273,000, $270,000, and $219,000, during 1995, 1994 and 1993, respectively.

     (B) STOCK OPTIONS -- At September 30, 1995, 1,431,235 of the authorized but unissued common shares of the Company were reserved for issuance to directors, executives, key employees and consultants for stock options. Of the reserved shares, 773,663 were subject to options outstanding at September 30, 1995. Options may be granted at exercise prices from 95% to 110% of the market value of the underlying common stock on the date of grant and become exercisable on vesting schedules established at the time of grant. All options contain provisions restricting their transferability and limiting their exercise in the event of termination of employment or the disability or death of the optionee. Options may be granted both as Incentive Stock Options designed to provide certain tax benefits under the Internal Revenue Code and as Nonqualified Options without such tax benefits.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

     Transactions involving the stock options are shown in the table below:

                                                               YEARS ENDED SEPTEMBER 30,
                                                            -------------------------------
                                                             1995        1994        1993
                                                            -------     -------     -------
    Outstanding at beginning of period (from $1.05 to
      $7.57 per share)....................................  659,715     518,580     395,671
    Granted (from $4.69 to $6.42 per share)...............  189,188     185,422     125,413
    Expired or canceled...................................  (17,817)     (8,950)       (517)
    Exercised*............................................  (57,423)    (35,337)     (1,987)
                                                            -------     -------     -------
    Outstanding at end of period (from $1.05 to $7.57 per
      share)..............................................  773,663     659,715     518,580
                                                            =======     =======     =======
    Exercisable at end of period (from $1.05 to $7.57 per
      share)..............................................  353,541     227,136     135,477
                                                            =======     =======     =======

- ---------------
* Includes 14,574 shares surrendered in conjunction with the exercise of stock options.

     (C) OTHER BENEFITS -- The Company does not provide postretirement or postemployment benefits to its employees.

(8) QUARTERLY FINANCIAL DATA -- UNAUDITED (Amounts in thousands, except for per share data)

                                                         FOR THE QUARTER ENDED IN FISCAL 1995
                                                 -----------------------------------------------------
                                                 DECEMBER 31     MARCH 31     JUNE 30     SEPTEMBER 30
                                                 -----------     --------     -------     ------------
Net sales......................................    $ 5,106        $6,469      $ 6,782        $6,753
Gross profit...................................      3,397         4,355        4,525         4,824
Net earnings...................................        430           945          985         1,164
Primary earnings per common share..............        .04           .08          .08           .09
Cash dividends per common share................        .02           .02          .03           .03

                                                         FOR THE QUARTER ENDED IN FISCAL 1994
                                                 -----------------------------------------------------
                                                 DECEMBER 31     MARCH 31     JUNE 30     SEPTEMBER 30
                                                 -----------     --------     -------     ------------
Net sales......................................    $ 3,625        $5,891      $ 5,717        $6,644
Gross profit...................................      2,486         3,557        3,685         4,631
Net earnings...................................        200           610          603         1,028
Primary earnings per common share..............        .01           .05          .05           .09
Cash dividends per common share................        .02           .02          .02           .02

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                     JUNE 30,       SEPTEMBER 30,
                                                                       1996             1995
                                                                    -----------     -------------
ASSETS
CURRENT ASSETS:
  Cash and short-term investments.................................  $ 7,972,093      $  8,918,637
  Accounts receivable, less allowance of $125,792 and $164,136
     for doubtful accounts........................................    7,486,777         6,482,999
  Inventories.....................................................    4,195,724         3,032,655
  Prepaid expenses and other......................................      586,703           165,553
  Deferred tax assets.............................................      390,062           324,910
                                                                    -----------      ------------
     Total current assets.........................................   20,631,359        18,924,754
                                                                    -----------      ------------
PROPERTY, PLANT AND EQUIPMENT:
  Land............................................................      276,927           269,217
  Building improvements...........................................    5,981,461         6,162,668
  Machinery, equipment and furniture..............................    6,069,077         5,525,455
  Construction in progress........................................      687,187                --
                                                                    -----------      ------------
                                                                     13,014,652        11,957,340
  Less -- Accumulated depreciation and amortization...............    5,230,769         4,816,905
                                                                    -----------      ------------
     Net property, plant and equipment............................    7,783,883         7,140,435
                                                                    -----------      ------------
OTHER ASSETS:
  Long-term receivables, including cash surrender value of
     insurance policies...........................................      295,387           168,892
  Deferred royalties..............................................      285,459            74,762
  Deferred tax assets.............................................      222,879            87,879
  Deferred debenture offering costs, net of accumulated
     amortization of $133,357.....................................            0           395,731
  Covenants not to compete, net of accumulated amortization
     of $2,195,478 and $1,827,718.................................    3,325,116         2,432,876
  License agreements, net of accumulated amortization of
     $815,599 and $772,433........................................      319,514           362,680
  Patents, trade names, customer lists and distributorships, net
     of accumulated amortization of $632,059 and $475,762.........    3,486,941         1,837,238
  Other intangible assets, net of accumulated amortization of
     $117,119 and $85,570.........................................    2,123,881           545,430
  Costs in excess of net assets acquired, net of accumulated amortization
     of $611,704 and $458,482.....................................    3,127,817         2,598,511
                                                                    -----------      ------------
     Total other assets...........................................   13,186,994         8,503,999
                                                                    -----------      ------------
     Total assets.................................................  $41,602,236      $ 34,569,188
                                                                    ===========      ============

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                     JUNE 30,       SEPTEMBER 30,
                                                                       1996             1995
                                                                    -----------     -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable -- Bank............................................  $ 6,218,000      $          0
  Current portion of long-term obligations........................      361,000           381,932
  Current portion of capital lease obligations....................      107,879            63,561
  Accounts payable................................................      692,447           689,869
  Accrued payroll and payroll taxes...............................      649,801           723,946
  Other accrued expenses..........................................    2,187,176           937,348
  Income taxes payable............................................      841,106           458,707
                                                                    -----------      ------------
       Total current liabilities..................................   11,057,409         3,255,363
                                                                    -----------      ------------
LONG-TERM OBLIGATIONS.............................................    1,976,529        12,285,668
                                                                    -----------      ------------
CAPITAL LEASE OBLIGATIONS.........................................      366,398           149,925
                                                                    -----------      ------------
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value, 1,000,000 shares authorized; none issued
  Common stock, no par value, 50,000,000 shares authorized;
     14,276,638 and 12,924,814 shares issued and outstanding
     respectively, stated at......................................    2,384,854         1,487,159
  Additional paid-in capital......................................   20,498,404        13,895,901
  Retained earnings...............................................    5,500,542         3,747,930
  Foreign currency translation adjustment.........................     (181,900)         (252,758)
                                                                    -----------      ------------
       Total shareholders' equity.................................   28,201,900        18,878,232
                                                                    -----------      ------------
       Total liabilities and shareholders' equity.................  $41,602,236      $ 34,569,188
                                                                    ===========      ============

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                                          NINE MONTHS ENDED
                                                                              JUNE 30,
                                                                    -----------------------------
                                                                       1996             1995
                                                                    -----------     -------------
NET SALES.........................................................  $20,335,897       $18,356,729
COST OF SALES.....................................................    6,196,415         6,079,338
                                                                    -----------       -----------
       Gross Profit...............................................   14,139,482        12,277,391
                                                                    -----------       -----------
OPERATING EXPENSES:
  Research and development........................................    1,105,675         1,083,284
  Selling and marketing...........................................    4,378,907         3,823,591
  General and administrative......................................    3,064,568         2,850,369
                                                                    -----------       -----------
       Total operating expenses...................................    8,549,150         7,757,244
                                                                    -----------       -----------
       Operating income...........................................    5,590,332         4,520,147
                                                                    -----------       -----------
OTHER INCOME (EXPENSE):
  Licensing and commission fees...................................       41,846            92,806
  Investment income...............................................      339,648           306,904
  Interest expense and amortization of debt expenses..............     (307,792)         (857,268)
  Other, net......................................................      197,532           (25,949)
  Currency gains/(losses).........................................           --                --
                                                                    -----------       -----------
       Total other income (expense)...............................      271,234          (483,507)
                                                                    -----------       -----------
       Earnings before income taxes...............................    5,861,566         4,036,640
INCOME TAXES......................................................    2,378,393         1,676,023
                                                                    -----------       -----------
       Net earnings...............................................  $ 3,483,173       $ 2,360,617
                                                                    ===========       ===========
PRIMARY WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING......   14,136,623        12,312,687
                                                                    ===========       ===========
PRIMARY EARNINGS PER COMMON SHARE.................................  $       .25       $       .19
                                                                    ===========       ===========
FULLY DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES............   14,794,029               N/A
                                                                    ===========       ===========
FULLY DILUTED EARNINGS PER COMMON SHARE...........................  $       .24               N/A
                                                                    ===========       ===========

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                  NUMBER OF                                             CUMULATIVE
                                   COMMON                                                 FOREIGN
                                   SHARES                   ADDITIONAL                   CURRENCY
                                 ISSUED AND      COMMON       PAID-IN      RETAINED     TRANSLATION
                                 OUTSTANDING     STOCK        CAPITAL      EARNINGS     ADJUSTMENT       TOTAL
                                 -----------   ----------   -----------   -----------   -----------   -----------
Balance at September 30,
  1995.........................   12,924,814   $1,487,159   $13,895,901   $ 3,747,930   $  (252,758)  $18,878,232
Net earnings...................           --           --            --     3,483,173            --     3,483,173
Cash dividends paid............           --           --                  (1,730,561)           --    (1,730,561)
Exercise of stock options......       33,940       14,352        74,746            --            --        89,098
Other awards...................          172          117         1,479            --            --         1,596
Debenture conversion, net......    1,317,712      883,226     6,526,278            --            --     7,409,504
Foreign currency translation
  adjustment...................           --           --            --            --        70,858        70,858
                                 -----------   ----------   -----------    ----------   -----------   -----------
Balance at June 30, 1996.......   14,276,638   $2,384,854   $20,498,404   $ 5,550,542   $  (181,900)  $28,201,900
                                 ===========   ==========   ===========   ===========   ===========   ===========

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                          NINE MONTHS ENDED
                                                                              JUNE 30,
                                                                    -----------------------------
                                                                       1996             1995
                                                                    -----------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings....................................................  $ 3,483,173      $  2,360,617
  Noncash items --
     Loss on disposal of fixed assets.............................       13,771                --
     Amortization of royalties....................................       26,803                --
     Depreciation of property, plant and equipment................      741,808           718,067
     Amortization of intangible assets............................      767,879           705,079
     Deferred interest expense....................................      121,221            41,660
     Deferred income taxes........................................     (200,152)         (312,830)
     Long term receivables........................................     (126,495)         (211,477)
  Changes in other current assets and current liabilities --
     Accounts receivable, net.....................................   (1,003,778)         (887,015)
     Inventories..................................................     (333,069)             (862)
     Prepaid expenses and other...................................     (421,150)         (193,059)
     Accounts payable.............................................        2,578        (1,098,367)
     Accrued expenses.............................................    1,175,683           912,749
     Income taxes payable.........................................      448,779          (150,015)
                                                                    -----------      ------------
       Net cash provided by operating activities..................    4,697,051         1,884,547
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property, plant and equipment acquired, net.....................   (1,198,829)       (1,859,348)
  Royalty advanced................................................      (37,500)               --
  Product line acquisition --
     Royalty advanced.............................................     (200,000)               --
     Inventory and equipment......................................   (1,030,000)               --
     Covenant not to compete......................................   (1,260,000)               --
     Patents, tradenames, customer list and other assets..........   (3,416,000)               --
     Cash in excess of net assets acquired........................     (682,527)               --
                                                                    -----------      ------------
       Net cash used for investing activities.....................   (7,824,856)       (1,859,348)
                                                                    -----------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of long-term obligations..............................   (2,834,533)         (282,808)
  Proceeds from long-term obligations.............................      511,032         1,407,334
  Dividends paid..................................................   (1,730,561)         (895,289)
  Proceeds from issuance of common stock, net.....................      (53,535)           40,918
  Effect of exchange rate changes on cash.........................       70,858           (18,215)
  Proceeds from bank line of credit...............................    6,218,000                --
                                                                    -----------      ------------
       Net cash provided by (used for) financing activities.......    2,181,261           251,940
                                                                    -----------      ------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS........     (946,544)          277,139
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD............    8,918,637         8,831,983
                                                                    -----------      ------------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD..................  $ 7,972,093      $  9,109,122
                                                                    ===========      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for --
     Income taxes.................................................  $ 1,883,196      $  2,110,761
                                                                    ===========      ============
     Interest.....................................................  $   111,637      $    538,145
                                                                    ===========      ============
  Non-cash activities --
     Common stock issued from conversion of subordinated
      debentures, net of amortization of deferred debenture
      offering costs..............................................  $ 7,409,504      $    160,000
     Cashless exercise of stock option............................  $    66,380                --

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) BASIS OF PRESENTATION

     The consolidated financial statements included herein have not been examined by independent public accountants, but include all adjustments (consisting of normal recurring entries) which are, in the opinion of management, necessary for a fair presentation of the results for such periods.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although the Company believes that the disclosures included in these financial statements are adequate to make the information not misleading.

     It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's latest annual report on Form 10-K.

     The results of operations for the interim periods are not necessarily indicative of the results to be expected for the year.

(2) INVENTORIES

     Inventories are comprised of the following:

                                                                  JUNE 30,      SEPTEMBER 30,
                                                                    1996            1995
                                                                 ----------     -------------
    Raw materials..............................................  $1,167,568      $ 1,165,319
    Work-in-process............................................   1,000,459          626,077
    Finished goods.............................................   2,027,697        1,241,259
                                                                 ----------      ------------
                                                                 $4,195,724      $ 3,032,655
                                                                 ==========      ===========

(3) INCOME TAXES

     The provisions for income taxes were computed at the estimated annualized effective tax rates utilizing current tax law in effect, after giving effect to research and experimentation credits.

(4) EARNINGS PER COMMON SHARE

     Net earnings per share has been computed based upon the weighted average number of shares outstanding during the periods including the effect of the conversion of the subordinated debentures into common stock. All share and per share information has been adjusted to reflect the 3 for 2 stock split in October 1995. Additionally, all share and per share information has been adjusted for a 3% stock dividend in November 1994.

(5) TRANSLATION OF FOREIGN CURRENCY

     Assets and liabilities of foreign operations are translated using quarter-end exchange rates, and revenues and expenses are translated using exchange rates prevailing during the year with gains or losses resulting from translation included in a separate component of shareholders' equity. Gains and losses resulting from transactions in foreign currencies were immaterial.

(6) RECLASSIFICATIONS

     Certain reclassifications have been made to the accompanying financial statements to conform to the June 30, 1996 presentation.

                  MERIDIAN DIAGNOSTICS, INC. AND SUBSIDIARIES

(7) ACQUISITIONS

     On June 24, 1996 the Company acquired the enteric product line of Cambridge Biotech Corporation for approximately $6,588,000. The purchase price was allocated as follows:

     Inventory..............................................................  $  830,000
     Fixed Assets...........................................................     200,000
     Advanced Royalty.......................................................     200,000
     Covenant Not to Compete................................................   1,260,000
     Customer List..........................................................   1,090,000
     Supply Agreement.......................................................     218,000
     Patents Trademarks.....................................................     498,000
     Manufacturing Procedures...............................................   1,610,000
     Cost in Excess of Net Assets Acquired..................................     682,000
                                                                              ----------
               Total........................................................  $6,588,000
                                                                              ==========

     The total purchase price included cash paid to Cambridge Biotech Corporation, of $6,351,000, expenses of $125,000 and accrued royalties of $112,000. As additional consideration, Meridian agreed to pay Cambridge a royalty of 2% on product sales for a five year period beginning June 24, 1996. Included in the $6,351,000 is an advanced payment of $200,000 on such royalties. The remaining estimated royalty has been accrued at its present value. Also included in the $6,351,000 is an amount accrued as of June 30, 1996 for inventory of $651,000 which was paid on July 23, 1996. Intangible assets acquired will be amortized over periods ranging from 5 to 15 years.

===============================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE DEBENTURES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBENTURES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    7
Capitalization........................   10
Use of Proceeds.......................   10
Dividend Policy.......................   11
Price Range of Common Stock...........   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of
  Financial Condition and Results of
  Operations..........................   14
Business..............................   20
Management............................   30
Description of Debentures.............   32
Description of Capital Stock..........   37
Underwriting..........................   39
Legal Matters.........................   40
Experts...............................   40
Glossary of Selected Terms............   41
Index to Consolidated Financial
  Statements..........................  F-1

===============================================================================


===============================================================================


                                  $12,500,000

                           Meridian Diagnostics, Inc.

                            % CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2006
                           -------------------------

                                   PROSPECTUS

                           -------------------------

                                  Roney & Co.

                                            , 1996


===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in this Registration Statement:

    Securities and Exchange Commission registration fee*......................  $  4,957
    National Association of Securities Dealers, Inc. filing fee*..............     1,938
    Accounting fees and expenses..............................................    30,000
    Legal fees and expenses...................................................    40,000
    Blue Sky fees and expenses................................................    10,000
    Printing and engraving expenses...........................................    75,000
    Marketing expenses........................................................    10,000
    Miscellaneous.............................................................   128,105
                                                                                --------
              TOTAL...........................................................  $300,000
                                                                                ========

- ---------------

* Actual; other expenses are estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ohio Revised Code, Section 1701.13(E), allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless otherwise deemed appropriate by the court. Indemnification is to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. The Registrant's Code of Regulations extends such indemnification.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                     DESCRIPTION OF DOCUMENT
- ------       -----------------------------------------------------------------------------------
   1      -- Form of Proposed Underwriting Agreement
   4      -- Form of Indenture
   5      -- Opinion of Keating, Muething & Klekamp as to legality
  12      -- Statement Regarding Computation of Ratios
  23.1    -- Consent of Independent Public Accountants
  23.3    -- Consent of Keating, Muething & Klekamp (Contained on Exhibit 5)
  24      -- Powers of Attorney (contained on the signature page)
  25      -- Statement of Eligibility of Trustee on Form T-1

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (i)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (i)(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has fully caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly
authorized in the City of Cincinnati, State of Ohio, as of the     day of
August, 1996.

                                          MERIDIAN DIAGNOSTICS, INC.

                                          By:         William J. Motto
                                             ---------------------------------
                                                      William J. Motto
                                                   Chairman of the Board
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. The persons whose names are marked an asterisk (*) below hereby designate John A. Kraeutler or Gerard Blain to sign all amendments, including post-effective amendments to this Registration Statement as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933.

                  SIGNATURE                               CAPACITY                    DATE
- ---------------------------------------------  -------------------------------  ----------------
              William J. Motto                 Chairman of the Board and Chief  August   , 1996
- ---------------------------------------------    Executive Officer (Principal
              William J. Motto                   Executive Officer)

                Gerard Blain                   Vice President, Chief Financial  August   , 1996
- ---------------------------------------------    Officer and Treasurer
                Gerard Blain                     (Principal Financial Officer
                                                 and Principal Accounting
                                                 Officer)

               Jerry L. Ruyan                  Director                         August   , 1996
- ---------------------------------------------
               Jerry L. Ruyan

               James A. Buzard                 Director                         August   , 1996
- ---------------------------------------------
               James A. Buzard

               Gary P. Kreider                 Director                         August   , 1996
- ---------------------------------------------
               Gary P. Kreider

               Robert J. Ready                 Director                         August   , 1996
- ---------------------------------------------
               Robert J. Ready